    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                REGISTRATION FILE NO. 333-
                                                                        811-4460

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2
                            ------------------------
               PROVIDENT MUTUAL VARIABLE GROWTH SEPARATE ACCOUNT
            PROVIDENT MUTUAL VARIABLE MONEY MARKET SEPARATE ACCOUNT
                PROVIDENT MUTUAL VARIABLE BOND SEPARATE ACCOUNT
               PROVIDENT MUTUAL VARIABLE MANAGED SEPARATE ACCOUNT
          PROVIDENT MUTUAL VARIABLE ZERO COUPON BOND SEPARATE ACCOUNT
          PROVIDENT MUTUAL VARIABLE AGGRESSIVE GROWTH SEPARATE ACCOUNT
            PROVIDENT MUTUAL VARIABLE INTERNATIONAL SEPARATE ACCOUNT
                   PROVIDENT MUTUAL VARIABLE SEPARATE ACCOUNT
                             (EXACT NAME OF TRUST)

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                              1050 WESTLAKES DRIVE
                           BERWYN, PENNSYLVANIA 19312
         (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                           JAMES G. POTTER, JR., ESQ.
                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                              1050 WESTLAKES DRIVE
                           BERWYN, PENNSYLVANIA 19312
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:
                            DAVID S. GOLDSTEIN, ESQ.
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                           WASHINGTON, DC 20004-2404

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of this Registration Statement

     TITLE OF SECURITIES BEING OFFERED: Flexible Premium Adjustable Variable Life Insurance Policies.

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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

                                   PROSPECTUS
                                      FOR
                      FLEXIBLE PREMIUM ADJUSTABLE VARIABLE
                                 LIFE INSURANCE
                                   ISSUED BY
                    PROVfirst AMERICA LIFE INSURANCE COMPANY

PROVfirst AMERICA LIFE INSURANCE COMPANY

PROSPECTUS

           FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
                                   ISSUED BY

                    PROVFIRST AMERICA LIFE INSURANCE COMPANY
         SERVICE CENTER: 300 CONTINENTAL DRIVE, NEWARK, DELAWARE 19173 CORPORATE HEADQUARTERS: 1050 WESTLAKES DRIVE, BERWYN, PENNSYLVANIA 19312
                           TELEPHONE: (302) 452-4000

     This Prospectus describes a flexible premium adjustable variable life insurance policy (the "Policy") offered by Provfirst America Life Insurance Company ("Provfirst Life"). The Policy has an insurance component and an investment component. The primary purpose of the Policy is to provide insurance coverage for the lifetime of the insured. The Policy gives the policyowner (the "Owner") the right to vary the frequency and amount of premium payments, to choose among investment alternatives with different investment objectives and to increase or decrease the death benefit payable under the Policy.

     After certain deductions are made, Net Premiums are allocated to one or more of the Separate Accounts, or the Guaranteed Account, or both. The six Separate Accounts presently available are: Provfirst Life Variable Growth Separate Account, Provfirst Life Variable Money Market Separate Account, Provfirst Life Variable Bond Separate Account, Provfirst Life Variable Aggressive Growth Separate Account, Provfirst Life Variable International Separate Account, and Provfirst Life Variable Separate Account. Provfirst Life Variable Separate Account has twenty-two subaccounts (the "Subaccounts"), the assets of which are used to purchase shares of a designated corresponding investment Portfolio that is part of one of the following mutual fund companies:

--------------------------------------------------------------------------------------
                                                         NEUBERGER BERMAN
       THE MARKET STREET FUND, INC.                 ADVISERS MANAGEMENT TRUST
--------------------------------------------------------------------------------------
  - Aggressive Growth Portfolio             - Limited Maturity Bond Portfolio
  - All-Pro Large Cap Growth Portfolio      - Partners Portfolio
  - All-Pro Large Cap Value Portfolio
  - All-Pro Small Cap Growth Portfolio
  - All-Pro Small Cap Value Portfolio
  - Bond Portfolio
  - Growth Portfolio
  - International Portfolio
  - Managed Portfolio
  - Money Market Portfolio
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                                        VARIABLE INSURANCE
         THE ALGER AMERICAN FUND                          PRODUCTS FUND
--------------------------------------------------------------------------------------
  - Small Capitalization Portfolio          - Equity-Income Portfolio
                                            - Growth Portfolio
                                            - High Income Portfolio
                                            - Overseas Portfolio
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                                        VARIABLE INSURANCE
    VAN ECK WORLDWIDE INSURANCE TRUST                    PRODUCTS FUND II
--------------------------------------------------------------------------------------
  - Worldwide Bond Portfolio                - Asset Manager Portfolio
  - Worldwide Emerging Markets Portfolio    - Contrafund Portfolio
  - Worldwide Hard Assets Portfolio         - Index 500 Portfolio
  - Worldwide Real Estate Portfolio
--------------------------------------------------------------------------------------

     The Owner bears the entire investment risk for all amounts allocated to the Separate Accounts; there is no guaranteed minimum value for the Separate Accounts.

     The accompanying prospectuses for the funds describe the investment objectives and the attendant risks of the Portfolios. The Policy Account Value will reflect monthly deductions and certain other fees and charges. Also, a surrender charge may be imposed if, during the first 12 policy years or within 12 years after a Face Amount increase, the Policy lapses or if the Owner decreases the Face Amount. Generally, during the first five policy years, the Policy will remain in force as long as the Minimum Guarantee Premium is paid or there is sufficient value in the Policy to pay certain monthly charges imposed under the Policy. After the fifth Policy Year, the Policy will only remain in force if there is sufficient value to pay the monthly deductions and other charges under the Policy.

     This Prospectus must be accompanied or preceded by current prospectuses for the funds. Please read this Prospectus carefully and retain it for future reference.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               February   , 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY OF THE POLICY
  The Policy................................................     3
  Purpose of the Policy.....................................     3
  The Death Benefit.........................................     3
  Flexibility to Adjust Amount of Death Benefit.............     4
  Policy Account Value......................................     4
  Allocation of Net Premiums................................     4
  Transfers.................................................     5
  Free-Look.................................................     5
  Charges Assessed Under the Policy.........................     5
  Loan Privilege............................................     7
  Partial Withdrawal of Net Cash Surrender Value............     7
  Surrender of the Policy...................................     7
  Accelerated Death Benefit.................................     7
  Tax Treatment.............................................     7
  Illustrations.............................................     8
  Table of Fund Fees and Expenses...........................     9
The Company, Separate Accounts and Funds....................    11
  Provfirst America Life Insurance Company..................    11
  The Separate Accounts.....................................    11
  The Funds.................................................    12
  Market Street Fund, Inc...................................    12
  The Alger American Fund...................................    14
  Variable Insurance Products Fund and Variable Insurance
     Products Fund II.......................................    14
  Neuberger Berman Advisers Management Trust................    17
  Van Eck Worldwide Insurance Trust.........................    17
  Additional Information About the Funds and Portfolios.....    18
Detailed Description of Policy Provisions...................    20
  Death Benefit.............................................    20
  Ability to Adjust Face Amount.............................    22
  Insurance Protection......................................    23
  Payment and Allocation of Premiums........................    23
  Special Policy Account Value Credit.......................    25
  Policy Account Value......................................    25
  Policy Duration...........................................    26
  Transfers of Policy Account Value.........................    27
  Free-Look Privileges......................................    28
  Loan Privileges...........................................    29
  Surrender Privilege.......................................    30
  Partial Withdrawal Privilege..............................    30
  Accelerated Death Benefit.................................    32
Charges and Deductions......................................    34
  Premium Expense Charge....................................    34
  Surrender Charges.........................................    34
  Monthly Deductions........................................    36
  Face Amount Increase Charge...............................    37
  Partial Withdrawal Charge.................................    37
  Transfer Charge...........................................    37
  Mortality and Expense Risk Charge.........................    37
  Other Charges.............................................    38

                                                              PAGE
                                                              ----
The Guaranteed Account......................................    39
  Minimum Guaranteed and Current Interest Rates.............    39
  Transfers from Guaranteed Account.........................    40
Other Policy Provisions.....................................    41
  Benefit Payable on Final Policy Date......................    41
  Payment of Policy Benefits................................    41
  The Policy................................................    41
  Ownership.................................................    42
  Beneficiary...............................................    42
  Change of Owner and Beneficiary...........................    42
  Split Dollar Arrangements.................................    42
  Assignments...............................................    42
  Misstatement of Age and Sex...............................    43
  Suicide...................................................    43
  Contestability............................................    43
  Settlement Options........................................    43
Supplementary Benefits......................................    43
Federal Income Tax Considerations...........................    45
  Introduction..............................................    45
  Tax Status of the Policy..................................    45
  Tax Treatment of Policy Benefits..........................    45
  Special Rules for Pension and Profit-Sharing Plans........    47
  Business Uses of the Policy...............................    47
  Possible Tax Law Changes..................................    47
  Provfirst Life's Taxes....................................    47
Policies Issued in Conjunction with Employee Benefit
  Plans.....................................................    47
Legal Developments Regarding Unisex Actuarial Tables........    48
Voting Rights...............................................    48
Changes to the Separate Accounts of Funds...................    49
  Changes to Separate Account Operations....................    49
  Changes to Available Portfolios...........................    49
  Termination of Participation Agreements...................    49
Officers and Directors of Provfirst Life....................    51
Distribution of Policies....................................    52
Policy Reports..............................................    53
Preparing for Year 2000.....................................    53
State Regulation............................................    54
Legal Proceedings...........................................    54
Experts.....................................................    54
Legal Matters...............................................    54
Definitions.................................................    55
Appendix A -- Illustration of Death Benefits, Policy Account
              Values and Net Cash Surrender Values..........   A-1
Appendix B -- Long Term Market Trends.......................   B-1
Financial Statements........................................   F-1
Appendix C -- Plan of Conversion............................   A-1

                             SUMMARY OF THE POLICY

     The following summary of the Policy provisions should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Insured is alive, the Policy is in force and there is no outstanding loan.

     The Policy is not a deposit or obligation of any bank, and no bank endorses or guarantees the Policy or Policy values. Neither the Federal Deposit Insurance Corporation nor any federal agency insures or guarantees Policy values or your investment in the Policy.

THE POLICY

     The Flexible Premium Adjustable Variable Life Insurance Policy (the "Policy") offered by this Prospectus is issued by Provfirst America Life Insurance Company ("Provfirst Life"). The Policy is similar in many ways to a fixed-benefit life insurance policy. As with a fixed-benefit life insurance policy, the Owner of a Policy makes premium payments in return for insurance coverage on the person insured. Also, like many fixed-benefit life insurance policies, the Policy provides for accumulation of Net Premiums and a Net Cash Surrender Value which is payable if the Policy is surrendered during the Insured's lifetime. As with many fixed-benefit life insurance policies, the Net Cash Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premium payments made.

     However, the Policy differs from a fixed-benefit life insurance policy in several important respects. Unlike a fixed-benefit life insurance policy, under the Policy, the Death Benefit may, and the Policy Account Value will, increase or decrease to reflect the investment performance of any Separate Accounts or Subaccounts to which Policy Account Value is allocated. Also, unless the entire Policy Account Value is allocated to the Guaranteed Account, there is no guaranteed minimum Net Cash Surrender Value. If Net Cash Surrender Value is insufficient to pay charges due, then, after a grace period, the Policy will Lapse without value. (See "Policy Duration".) However, Provfirst Life guarantees that the Policy will remain in force during the first five Policy Years as long as certain requirements related to the Minimum Guarantee Premium have been met. (See "Policy Lapse.") If a Policy Lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax. (See "Federal Income Tax Considerations.")

     The Policy is called "flexible premium" because there is no fixed schedule for premium payments, even though the Owner may establish a schedule of Planned Periodic Premiums. The Policy is described as "adjustable" because the Owner may, within limits, increase or decrease the Face Amount and may change the Death Benefit Option.

     The most important features of the Policy, such as charges and deductions, Death Benefits, and calculation of Policy values, are summarized on the following pages.

PURPOSE OF THE POLICY

     The Policy is designed to provide lifetime insurance benefits and long-term investment of Policy Account Value. A prospective Owner should evaluate the Policy along with other insurance coverage that he or she may have, as well as their need for insurance and the Policy's long-term investment potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations.

THE DEATH BENEFIT

     As long as the Policy remains in force, Provfirst Life will pay the Insurance Proceeds to the Beneficiary upon receipt of due proof of the death of the Insured. The Insurance Proceeds will consist of the Policy's Death Benefit, plus any additional benefits provided by a supplementary benefit rider, less any outstanding Policy loan and accrued interest, less any unpaid Monthly Deductions.

     There are two Death Benefit Options available. Death Benefit Option A provides Death Benefit equal to the greater of (a) the Face Amount and (b) the specified percentage of the Policy Account Value. Death Benefit Option B provides a Death Benefit equal to the greater of (a) the Face Amount plus the Policy Account Value and (b) the specified percentage of the Policy Account Value. (See "Death Benefit".)

FLEXIBILITY TO ADJUST AMOUNT OF DEATH BENEFIT

     After the first Policy Year, the Owner has significant flexibility to adjust the Death Benefit by changing the Death Benefit Option or by increasing or decreasing the Face Amount of the Policy. (See "Death Benefit" and "Ability to Adjust Face Amount".) The minimum amount of a requested increase in Face Amount is $25,000 (or such lesser amount required in a particular state) and any requested increase may require evidence of insurability. Any decrease in Face Amount must be for at least $25,000 (or such lesser amount required in a particular state) and cannot result in a Face Amount less than the Minimum Face Amount available. Provfirst Life reserves the right to establish different Minimum Face Amounts for Policies issued in the future.

     Any change in Death Benefit Options or in the Face Amount may affect the charges under the Policy. Any increase in the Face Amount will result in an increase in the Monthly Deductions and any increase in Face Amount will also increase the surrender charges which are imposed upon lapse or surrender of the Policy or the pro-rata surrender charges imposed upon a decrease in Face Amount within the relevant twelve-year period. For any decrease in Face Amount, that part of the surrender charges attributable to the decrease will reduce the Policy Account Value, and the surrender charges will be reduced by this amount. A decrease in Face Amount may also affect cost of insurance charges. (See "Monthly Deductions".)

     To the extent that a requested decrease in Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable under the Internal Revenue Code of 1986 (the "Code") for life insurance, Provfirst Life will not effect the decrease.

POLICY ACCOUNT VALUE

     The Policy Account Value in the Separate Accounts or Subaccounts reflects the investment performance of the chosen Separate Accounts or Subaccounts, any Net Premiums allocated to those Separate Accounts or Subaccounts, any transfers to or from those Separate Accounts or Subaccounts, any partial withdrawals from those Separate Accounts or Subaccounts, any loans, any loan repayments, any loan interest paid or credited and any charges assessed in connection with the Policy. The Owner bears the entire investment risk for amounts allocated to the Separate Accounts or Subaccounts.

     The Guaranteed Account earns interest at rates Provfirst Life declares in advance for specific periods. The rates are guaranteed to equal or exceed 4%. The principal, after deductions, is also guaranteed. The value of the Guaranteed Account will reflect any amounts allocated or transferred to it plus interest credited to it, less amounts deducted, transferred or withdrawn from it. (See "The Guaranteed Account".)

     The Loan Account will reflect any amounts transferred from the Separate Accounts, Subaccounts, and/or Guaranteed Account as collateral for Policy loans plus interest of at least 4% credited to such amount. (See "Loan Privileges".)

ALLOCATION OF NET PREMIUMS

     After deduction of the Premium Expense Charge, Net Premiums are allocated to one or more of the Separate Accounts, Subaccounts and/or the Guaranteed Account as selected by the Owner in the application or by subsequent written notice. The Owner bears the entire risk of Policy Account Value in the Separate Accounts and Subaccounts.

     Each Separate Account (other than Provident Mutual Variable Separate Account) uses its assets to purchase shares of a corresponding Portfolio of Market Street Fund, Inc. Provident Mutual Variable

Separate Account consists of twenty-two Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio (each, a "Portfolio") that is part of one of the following funds: The Market Street Fund, Inc.; The Alger American Fund; Neuberger Berman Advisers Management Trust; Van Eck Worldwide Insurance Trust; Variable Insurance Products Fund; and Variable Insurance Products Fund II (the "Funds", each, a "Fund"). There is no assurance that the investment objectives of a particular Portfolio will be met.

     Where state law requires a return of premiums paid when a Policy is returned under the Free-Look provision any portion of any Net Premiums received before the expiration of a 15-day period beginning on the later of the Policy Issue Date or the date Provfirst Life receives the Minimum Initial Premium, which are to be allocated to the Separate Accounts will be allocated to the Money Market Separate Account. At the end of the 15-day period, Policy Account Value in the Money Market Separate Account is allocated to each of the chosen Separate Accounts as indicated in the application. (See "Payment and Allocation of Premiums".)

TRANSFERS

     The Owner may make transfers of the amounts in the Separate Accounts, Subaccounts and Guaranteed Account. Transfers between and among the Separate Accounts (and/or Subaccounts) or into the Guaranteed Account are made as of the date Provfirst Life receives the request. Provfirst Life requires a minimum amount for each such transfer, usually $1,000. Transfers out of the Guaranteed Account may only be made within 30 days of a Policy Anniversary and are limited in amount. (See "Transfers of Policy Account Value".)

FREE-LOOK

     The Policy provides for an initial Free-Look period. The Owner may cancel the Policy before the later of: (a) 45 days after Part I of the Application for the Policy is signed, and (b) 10 days after the Owner receives the Policy. Upon returning the Policy to Provfirst Life or to an agent of Provfirst Life within such time with a written request for cancellation, the Owner will receive a refund equal to the sum of: (i) the Policy Account Value as of the date Provfirst Life receives the returned Policy; (ii) the amount deducted for premium taxes; (iii) any Monthly Deductions charged against the Policy Account Value; and (iv) an amount reflecting other charges directly or indirectly deducted under the Policy. Where state law requires, the refund will instead equal the premiums paid. (See "Free-Look Privileges".)

     A Free-Look privilege also applies after a requested increase in Face Amount. (See "Free-Look For Increase in Face Amount".)

CHARGES ASSESSED UNDER THE POLICY

     Premium Expense Charge. A Premium Charge will be deducted from each premium payment. This charge consists of:

          1. Premium Tax Charge for state and local premium taxes based on the rate for the Insured's residence at the time the premium is paid. Provfirst Life reserves the right to change the amount of the charge deducted from future premiums if the Insured's residence changes or the applicable law is changed;

          2. Percent of Premium Charge equal to 1.5% of each premium payment. Provfirst Life may increase this charge to a maximum of 3% of each premium payment. (See "Premium Expense Charge" below.)

     Monthly Deductions. On the Policy Date and on each Policy Processing Date thereafter, the Policy Account Value is reduced by a Monthly Deduction equal to the sum of the monthly Cost of Insurance Charge, Monthly Administrative Charge and a charge for additional benefits added by rider and, on the first 12 Policy Processing Days, the Initial Administrative Charge. The monthly Cost of Insurance Charge is determined by multiplying the Net Amount at Risk by the applicable cost of insurance rate(s) in the

Policy. The Monthly Administrative Charge is currently $7.50; the maximum permissible Monthly Administrative Charge is $12. (See "Monthly Administrative Charge".) The Initial Administrative Charge is $5, deducted on the first 12 Policy Processing Days. (See "Initial Administrative Charge".)

     Surrender Charge and Additional Surrender Charge. A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the 12th Policy Year. The Surrender Charge consists of a Deferred Administrative Charge and a Deferred Sales Charge. A portion of this Surrender Charge will be deducted if the Owner decreases the Initial Face Amount before the end of the 12th Policy Year. (See "Surrender Charges".) An Additional Surrender Charge which consists of an Additional Deferred Sales Charge and an Additional Deferred Administrative Charge, will be imposed if the Policy is surrendered or lapses at any time within 12 years after the effective date of an increase in Face Amount. (See "Surrender Charges".) A portion of an Additional Surrender Charge will be deducted if the related increment of Face Amount is decreased within 12 years after such increase took effect. (See "Surrender Charges".)

     The Deferred Administrative Charge is equal to an amount per $1,000 of Face Amount (shown below).

                                               CHARGE PER $1,000
POLICY YEAR(S)                                  OF FACE AMOUNT
--------------                                 -----------------
1-6..........................................        $4.90
7............................................        $4.20
8............................................        $3.50
9............................................        $2.80
10...........................................        $2.10
11...........................................        $1.40
12...........................................        $0.70
13+..........................................        $   0

     The Deferred Sales Charge is equal to 35% of all premiums paid to the date of surrender, lapse or decrease. The Deferred Sales Charge and any Deferred Additional Sales Charges, however, will not exceed the Maximum Deferred Sales Charge and Maximum Deferred Additional Sales Charges, respectively. During Policy Years one through six (or for six years following the effective date of an increase in Face Amount), this maximum equals 70% of the Target Premium for the Initial Face Amount (or 70% of the Target Premium for the increase, as the case may be). The maximum declines to 60% of the relevant premium during the seventh year, 50% during the eighth year, 40% during the ninth year, 30% during the tenth year, 20% during the eleventh year, 10% during the twelfth year and 0% during years thirteen and later. An Additional Deferred Administrative Charge is associated with each increase in Face Amount. The Charge is the same as that for the initial Face Amount except that the Charge grades down based on 12-month periods (rather than Policy Years) beginning with the effective date of each increase. The Additional Deferred Administrative Charge paid is the Charge as described less amount of any such Charge previously paid at the time of a decrease in Face Amount.

     Face Amount Increase Charge. A charge, currently $100 plus $0.50 per $1,000 Face Amount increase but not greater than $750, will be deducted from the Policy Account Value on the effective date of an increase in Face Amount to compensate Provfirst Life for administrative expenses in connection with the increase. This charge may be increased in the future but in no event will it exceed $100 plus $3.00 per $1,000 Face Amount increase. (See "Face Amount Increase Charge" below.)

     Transfer Charge. For each transfer of Policy Account Value between or among the Separate Accounts (and/or Separate Accounts) and the Guaranteed Account after the twelfth transfer in a Policy Year, Provfirst Life deducts $25 from the amount transferred to compensate it for administrative costs in handling such transfers. (See "Transfer Charge" below.)

     Partial Withdrawal Charge. Provfirst Life deducts a $25 charge from Policy Account Value with each partial withdrawal to compensate it for administrative costs. (See "Partial Withdrawal Charge" below.)

     Daily Charges Against the Separate Accounts. Provfirst Life imposes a daily charge for its assumption of certain mortality and expense risks in connection with the Policy at an annual rate which is currently 0.75% of the average daily net assets of the Separate Accounts. This charge may be increased in the future but it will not exceed an annual rate of 0.90%. (See "Mortality and Expense Risk Charges".)

     Shares of the Portfolios are purchased by the Separate Accounts and Subaccounts at net value which reflects management fees and expenses deducted from the assets of the Portfolios.

LOAN PRIVILEGE

     The Owner may obtain Policy loans in a minimum amount of $500 (or such lesser minimum as may be required in a particular state) but not exceeding, in the aggregate, the Net Cash Surrender Value. Policy loans will bear interest at a fixed rate of 6% per year, payable at the end of each Policy Year. If interest is not paid when due, it will be added to the outstanding loan balance. Policy loans may be repaid at any time and in any amount prior to the Final Policy Date. Provfirst Life transfers Policy Account Value in an amount equal to the loan to the Loan Account where it becomes collateral for the loan. The transfer is made pro-rata from each Separate Account, Subaccount and the Guaranteed Account or as specified by the Owner when applying for the loan. This collateral in the Loan Account earns interest at an effective annual rate of at least 4%. (See "Loan Privileges" below.)

     Depending upon the investment performance of the Separate Accounts, Subaccounts and the amounts borrowed, loans may cause a Policy to lapse. Lapse of the Policy with outstanding loans may result in adverse tax consequences including a 10% penalty tax. (See "Tax Treatment of Policy Benefits".)

PARTIAL WITHDRAWAL OF NET CASH SURRENDER VALUE

     After the first Policy Year, the Owner may, subject to certain restrictions, withdraw part of Net Cash Surrender Value. The minimum amount for such withdrawal is $1,500. An expense charge of $25 will be deducted from the Policy Account Value for each withdrawal. The withdrawal amount and expense charge is allocated to the Separate Account, Subaccounts and the Guaranteed Account based on the proportion that the value in each account bears to the total unloaned Policy Account Value or allocated to such Separate Accounts and Subaccounts as specified by the Owner. If Death Benefit Option A is in effect, Provfirst Life will reduce the Face Amount by the amount of the withdrawal. (See "Partial Withdrawal Privilege".)

SURRENDER OF THE POLICY

     The Owner may at any time surrender the Policy and receive the entire Net Cash Surrender Value. (See "Surrender Privilege".)

ACCELERATED DEATH BENEFIT

     Under the Accelerated Death Benefit Rider, an Owner may receive, at his or her request and upon approval by Provfirst Life, accelerated payment of part of the Policy's Death Benefit if the Insured develops a Terminal Illness or is permanently confined to a Nursing Care Facility (See "Accelerated Death Benefit" below.)

TAX TREATMENT

     Provfirst Life believes that a Policy issued on a standard premium class basis generally should meet the definition of a life insurance contract in the Code. There is insufficient guidance to determine whether or not a Policy issued on an extra rating (i.e., substandard) basis would satisfy the Code definition of a life insurance contract, particularly if the Owner pays the full amount of premiums permitted under such a

Policy. An Owner of a Policy issued on an extra rating basis may, however, adopt certain self-imposed limitations on the amount of premiums paid for such a Policy which should cause the Policy to meet the definition of a life insurance contract. Any Owner contemplating the adoption of such limitations should consult a tax adviser.

     Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, a Policyowner should not be deemed to be in constructive receipt of Policy Account Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds. (See "Tax Status of the Policy".)

     Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the Policy. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax. (For further discussion of Modified Endowment Contracts, See "Tax Treatment of Policy Benefits".)

     If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. (See "Distributions from Policies Not Classified as Modified Endowment Contracts".)

ILLUSTRATIONS

     Illustrations of Death Benefits, Policy Account Value and Net Cash Surrender Value in this prospectus or used in connection with the purchase of a Policy are based on hypothetical rates of return. These rates are not guaranteed. They are illustrative only and should not be considered a representation of past or future performance. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.

                        TABLE OF FUND FEES AND EXPENSES

                                                             MONEY                              AGGRESSIVE
MARKET STREET FUND, INC. ANNUAL EXPENSES      GROWTH        MARKET        BOND       MANAGED      GROWTH     INTERNATIONAL
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO      PORTFOLIO
----------------------------------------  --------------   ---------   ----------   ---------   ----------   -------------
Management Fees (Investment Advisory
  Fees)............................                %             %            %           %            %             %
Other Expenses.....................                %             %            %           %            %             %
                                               ----          ----         ----        ----         ----          ----
Total Fund Annual Expenses.........                %             %            %           %            %             %

                                             ALL-PRO        ALL-PRO     ALL-PRO      ALL-PRO
                                            LARGE CAP      LARGE CAP   SMALL CAP    SMALL CAP
MARKET STREET FUND, INC. ANNUAL EXPENSES      GROWTH         VALUE       GROWTH       VALUE
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO
    -------------------------------            ----          ----         ----        ----
Management Fees (Investment Advisory
  Fees)............................                %             %            %           %
Other Expenses.....................                %             %            %           %
                                               ----          ----         ----        ----
Total Fund Annual Expenses.........                %             %            %           %

THE ALGER AMERICAN FUND ANNUAL                SMALL
EXPENSES(2)                               CAPITALIZATION
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO
    -------------------------------            ----
Management Fees (Investment Advisory
  Fees)............................                %
Other Expenses.....................                %
                                               ----
Total Fund Annual Expenses.........                %

VARIABLE INSURANCE PRODUCTS FUND ("VIP         HIGH         EQUITY-
FUND") ANNUAL EXPENSES(2)                     INCOME        INCOME       GROWTH     OVERSEAS
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO
    -------------------------------            ----          ----         ----        ----
Management Fees (Investment Advisory
  Fees)............................                %             %            %           %
Other Expenses (after
  reimbursement)(1)................                %             %            %           %
                                               ----          ----         ----        ----
Total Fund Annual Expenses (after
  reimbursement)(1)................                %             %            %           %

VARIABLE INSURANCE PRODUCTS FUND II           ASSET          GRADE
("VIP II FUND") ANNUAL EXPENSES(2)           MANAGER         BOND      CONTRAFUND
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO      PORTFOLIO   PORTFOLIO
    -------------------------------            ----          ----         ----
Management Fees (Investment Advisory
  Fees)............................                %             %            %
Other Expenses (after
  reimbursement)(1)................                %             %            %
                                               ----          ----         ----
Total Fund Annual Expenses (after
  reimbursement)(1)................                %             %            %

                                             LIMITED
NEUBERGER BERMAN ADVISERS                    MATURITY
MANAGEMENT TRUST ANNUAL EXPENSES(2)            BOND        PARTNERS
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO      PORTFOLIO
    -------------------------------            ----          ----
Management Fees (Investment Advisory
  Fees)............................                %             %
Other Expenses.....................                %             %
                                               ----          ----
Total Fund Annual Expenses.........                %             %

                                                          WORLDWIDE   WORLDWIDE    WORLDWIDE
VAN ECK WORLDWIDE INSURANCE                WORLDWIDE        HARD       EMERGING      REAL
TRUST ANNUAL EXPENSES(2)                      BOND         ASSETS       MARKET      ESTATE
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO
---------------------------------------  --------------   ---------   ----------   ---------
Management Fees (Investment Advisory
  Fees)............................               %             %            %           %
Other Expenses (after
  reimbursement)(1)................               %             %            %           %
                                              ----          ----         ----        ----
Total Fund Annual Expenses (after
  reimbursement)(1)................               %             %            %           %

---------------
(1) For certain portfolios, certain expenses were reimbursed during 1998. It is anticipated that expense reimbursement and fee waiver arrangements will continue past the current year. Absent the expense reimbursement, the 1998
    Other Expenses and Total Annual Expenses would have been      %,      %,
    respectively, for the VIP Fund Equity-Income Portfolio,      %,      %,
    respectively, for the VIP Fund Growth Portfolio,      %,      %,
    respectively, for the VIP II Fund Overseas Portfolio,      %,      %,
    respectively, for the VIP II Fund Asset Manager Portfolio,      %,      %,
    respectively, for the VIP II Fund Index 500 Portfolio,      %,      %,
    respectively, for the VIP II Fund Contrafund Portfolio, and      %,      %,
    respectively, for the Van Eck Worldwide Hard Assets Portfolio. Similar expense reimbursement and fee waiver arrangements were also in place for the other Portfolios and it is anticipated that such arrangements will continue past the current year. However, no expenses were reimbursed or fees waived during 1998 for these Portfolios because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

(2) The fee and expense information regarding the Funds was provided by those Funds. The Neuberger Berman Advisers Management Trust, the Alger American Fund, the VIP Fund, the VIP II Fund, and the Van Eck WIT Fund are not affiliated with Provfirst Life.

                    THE COMPANY, SEPARATE ACCOUNTS AND FUNDS

PROVFIRST AMERICA LIFE INSURANCE COMPANY

     Provfirst Life is a stock life insurance company that was originally organized as a mutual life insurance company under Pennsylvania law in 1865. Most recently it was known as Provident Mutual Life Insurance Company. As of February 12, 1999, it changed its name to Provfirst America Life Insurance Company in connection with its conversion into a stock life insurance company that is indirectly controlled by a newly-created mutual holding company called Provident Mutual Holding Company. More information about the conversion and the new holding company structure is provided in Appendix C. Provfirst Life is authorized to transact life insurance and annuity business in Pennsylvania and in 50 other jurisdictions. On December 31, 1998, Provfirst Life had total assets of approximately $ billion.

     Provfirst Life is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNTS

     The Growth, Money Market and Bond Separate Accounts were established by Provfirst Life as separate investment accounts on October 21, 1985 under the provisions of the Pennsylvania Insurance Law; the Aggressive Growth Separate Account was established on February 21, 1989, the International Separate Account on July 15, 1991 and the Variable Separate Account on June 3, 1993. Each is a separate investment account to which assets are allocated to support the benefits payable under the Policies as well as other variable life insurance policies Provfirst Life may issue.

     The assets of each Separate Account are owned by Provfirst Life. However, these assets are held separate from other assets and are not part of Provfirst Life's General Account. The portion of a Separate Account's assets equal to the reserves and other liabilities under the Policies (and other policies) supported by Separate Account are not chargeable with liabilities arising out of any other business that Provfirst Life may conduct. Provfirst Life may transfer to its General Account any assets of a Separate Account that exceed the reserves and Policy liabilities of that Separate Account (which will always be at least equal to the aggregate Policy Account Value allocated to the Separate Account under the Policies). The income, gains and losses, realized or unrealized, from the assets allocated to a Separate Account are credited to or charged against that Separate Account without regard to other income, gains or losses of Provfirst Life. Provfirst Life may accumulate in a Separate Account the accrued charges for mortality and expense risks and investment results attributable to assets representing such charges.

     The Separate Accounts are collectively registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust type of investment company. Such registration does not involve any supervision of the management or investment practices or policies of the Separate Accounts by the SEC. Each Separate Account meets the definition of a "Separate Account" under Federal securities laws.

     The Growth, Money Market, Bond, Aggressive Growth and International Separate Accounts each invest exclusively in a corresponding Portfolio of Market Street Fund, Inc. while the Variable Separate Account has twenty-two Subaccounts that each invest exclusively in other Portfolios of Market Street Fund, Inc. or in Portfolios of one of the other Funds.

THE FUNDS

     The Portfolios are each part of one of nine series-type mutual fund companies (each, a "Fund"): Market Street Fund, Inc.; Neuberger Berman Advisers Management Trust; The Alger American Fund; Van Eck Investment Trust; Variable Insurance Products Fund; and Variable Insurance Products Fund II. Each of the Funds are registered with the SEC under the 1940 Act as an open-end management investment company. The SEC does not, however, supervise the management or the investment practices and policies of the Funds or their Portfolios. The assets of each Portfolio are separate from the assets of other portfolios of that Fund and each Portfolio has separate investment objectives and policies. Some of the Funds may, in the future, create additional Portfolios. The investment experience of each Separate Account or Subaccount depends on the investment performance of its corresponding Portfolio.

     Certain Separate Accounts and Subaccounts invest in portfolios that have similar investment objectives and/or policies; therefore before choosing Separate Accounts or Subaccounts, carefully read the individual prospectuses for the Funds along with this prospectus.

MARKET STREET FUND, INC.

     The Growth, Money Market, Bond, Aggressive Growth and International Separate Accounts and five Subaccounts of the Variable Separate Account invest exclusively in shares of the Market Street Fund, Inc. ("MS Fund"). the MS Fund. The investment objectives of MS Fund's Portfolios are set forth below.

     The Growth Portfolio. The Growth Portfolio seeks intermediate and long-term growth of capital by investing in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long-term. Current income is a secondary consideration.

     The Money Market Portfolio. The Money Market Portfolio seeks to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments.

     The Bond Portfolio. The Bond Portfolio seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

     The Aggressive Growth Portfolio. The Aggressive Growth Portfolio seeks to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

     The International Portfolio. The International Portfolio seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established foreign issuer companies.

     All Pro Large Cap Growth Portfolio. The All Pro Large Cap Growth Portfolio seeks to achieve long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of companies among the 750 largest by market capitalization at the time of purchase, which the Advisers believe show potential for growth in future earnings.

     All Pro Small Cap Growth Portfolio. The All Pro Small Cap Growth Portfolio seeks to achieve long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of companies that rank between 751 and 1,750 in size measured by market capitalization at the time of purchase, which the Advisers believe show potential for growth in future earnings.

     All Pro Large Cap Value Portfolio. The All Pro Large Cap Value Portfolio seeks to provide long-term capital appreciation. The Portfolio attempts to achieve this objective by investing primarily in undervalued equity securities of companies among the 750 largest by market capitalizations at the time of purchase that the Advisers believe offer above-average potential for growth in future earnings.

     All Pro Small Cap Value Portfolio. The All Pro Small Cap Value Portfolio seeks to provide long-term capital appreciation. The Portfolio pursues this objective by investing primarily in undervalued equity securities of companies that rank between 751 and 1,750 in size measured by market capitalization at the time of purchase, which the Advisers believe offer above-average potential for growth in future earnings.

     With respect to the Growth, Money Market, Bond, and Aggressive Growth Portfolios, the Fund is advised by Sentinel Advisors Company (SAC), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. As compensation for its services, SAC receives monthly compensation as follows:

          Growth Portfolio -- 0.50% of the first $20 million of the average daily net assets of the Growth Portfolio, 0.40% of the next $20 million of the average daily net assets of the portfolio, and 0.30% of the average daily net assets in excess of $40 million.

          Money Market Portfolio -- 0.25% of the average daily net assets of the portfolio.

          Bond Portfolio -- 0.35% of the first $100 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $100 million.

          Aggressive Growth Portfolio -- 0.50% of the first $20 million of the average daily net assets of the portfolio, 0.40% of the next $20 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $40 million.

     With respect to the International Portfolio, MS Fund is advised by Providentmutual Investment Management Company ("PIMC") which receives monthly compensation at an effective annual rate of 0.75% of the first $500 million of the average daily net assets of the portfolio and 0.60% of the average daily net assets in excess of $500 million. PIMC has employed The Boston Company Asset Management, Inc. ("Boston Company") to provide investment subadvisory services in connection with the Portfolio. As compensation for the investment advisory services rendered, PIMC pays The Boston Company a monthly fee at an effective rate of 0.375% of the first $500 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $500 million.

     PIMC serves as investment adviser for the All Pro Portfolios. As compensation for its services, PIMC receives .70% of the daily net assets of the All Pro Large Cap Growth and All Pro Large Cap Value Portfolios, and .90% of the daily net assets of the All Pro Small Cap Growth and All Pro Small Cap Value Portfolios. PIMC uses a "manager of managers" approach for the All Pro Portfolios under which PIMC allocates each Portfolio's assets among one or more "specialist" investment sub-advisers. Additionally, PIMC has retained Wilshire Associates Incorporated ("Wilshire") to assist it in identifying potential sub-advisers and performing the quantitative analysis necessary to assess such sub-advisers' styles and performance. As compensation for these services, PIMC pays Wilshire from its investment advisory fees, .05% of the average daily net assets of the All Pro Portfolios.

     All Pro Large Cap Growth. As of the date of this prospectus, the assets of the All Pro Large Cap Growth Portfolio are managed in part by Cohen, Klingenstein & Marks, Inc. ("CKM"); in part by Geewax, Terker & Co. ("Geewax"); and in part by Oak Associates, Ltd. ("Oak"); pursuant to separate investment sub-advisory agreements. As compensation for their services PIMC pays from its investment advisory fees the following percentages of the daily net assets of the Portfolio: CKM -- .35%; Geewax -- .30%; Oak -- .35%.

     All Pro Small Cap Growth. As of the date of this prospectus, the assets of the All Pro Small Cap Growth Portfolio are managed in part by Standish, Ayer & Wood ("SAW"), and in part by Husic Capital Management ("Husic"), pursuant to separate investment sub-advisory agreements. As compensation for their services, PIMC pays from its investment advisory fees the following percentages of the daily net assets of the Portfolio: SAW -- .50%; Husic -- .50%.

     All Pro Large Cap Value. As of the date of this prospectus, the assets of the All Pro Large Cap Value Portfolio are managed in part by Equinox Capital Management, Inc. ("Equinox"); in part by Harris Associates, Inc. ("Harris"); and in part by Mellon Equity Associates ("Mellon"), pursuant to separate investment sub-advisory agreements. As compensation for their services PIMC pays from its investment advisory fees the following percentages of the daily net assets of the Portfolio: Equinox -- .30% of the first $50 million of assets and .25% of the remaining assets; Harris -- .65% of the first $50 million of assets, .60% of the next $50 million of assets and .55% of the remaining assets; Mellon -- .30%.

     All Pro Small Cap Value. As of the date of this prospectus, the assets of the All Pro Small Cap Value Portfolio are managed in part by 1838 Investment Advisors ("1838") and in part by Denver

Investment Advisors ("DIA"), pursuant to separate investment sub-advisory agreements. As compensation for their services, PIMC pays from its investment advisory fees the following percentages of the daily net assets of the
Portfolio: 1838 -- .55%; DIA -- .75% of the first $25 million of assets and .65% on the remaining assets.

     In addition to the fee for the investment advisory services, MS Fund pays its own expenses generally, including brokerage costs, administrative costs, custodial costs, and legal, accounting and printing costs. However, Provfirst Life has entered into an agreement with the Fund whereby it will reimburse the Fund for all ordinary operating expenses, excluding advisory fees in excess of an annual rate of 0.40% of the average daily net assets of each portfolio except the International Portfolio, and 0.75% for the International Portfolio. It is anticipated that this agreement will continue; if it is terminated, Fund expenses may increase.

     A more complete description of MS Fund, including the investment objectives, policies and risks of each Portfolio, is contained in the prospectus for the MS Fund, which accompanies this Prospectus.

THE ALGER AMERICAN FUND

     The Alger American Small Capitalization Subaccount invests exclusively in shares of the corresponding Portfolio of The Alger American Fund ("Alger American").

     Alger American Small Capitalization Portfolio. This Portfolio seeks long-term capital appreciation by focusing on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace.

     The investment adviser for the Alger American Small Capitalization Portfolio is Fred Alger Management, Inc. ("Alger Management"), which is registered with the SEC as an Investment Adviser under the Investment Advisors Act of 1940. As compensation for its services, Alger Management receives a fee at the end of each month at an annual rate of .85% of the average net assets of the Alger American Small Capitalization Portfolio.

     A more complete description of Alger American and the Alger American Small Capitalization Portfolio, including the Portfolio's investment objectives, policies and risks, is contained in the prospectus for Alger American which accompanies this Prospectus.

VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II

     Eight Subaccounts invest exclusively in shares of Portfolios of the Variable Insurance Products Fund (the "VIP Fund") or of the Variable Insurance Products Fund II (the "VIP II Fund"). The investment objectives of the Portfolios of the VIP Fund and the VIP II Fund in which these Subaccounts invest are set forth below.

  VIP Fund

     VIP Equity-Income Portfolio. This Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the VIP Equity-Income Portfolio considers the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield of the securities comprising the Standard and Poor's 500 Composite Stock Price Index.

     VIP Growth Portfolio. This Portfolio seeks to achieve capital appreciation. The VIP Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

     VIP High Income Portfolio. This Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital.

     VIP Overseas Portfolio. This Portfolio seeks long term growth of capital primarily through investments in foreign securities. The VIP Overseas Portfolio provides a means for diversification by participating in companies and economies outside of the United States.

  VIP II Fund

     VIP II Asset Manager Portfolio. This Portfolio seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term money market instruments.

     VIP II Contrafund Portfolio. This Portfolio seeks capital appreciation by investing in securities of companies where value is not fully recognized by the public.

     VIP II Index 500 Portfolio. This Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of a broad range of common stocks publicly traded in the United States. In seeking this objective, the VIP II Index 500 Portfolio attempts to duplicate the composition and total return of the Standard and Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low. The Portfolio is designed as a long-term investment option.

     The VIP Equity-Income, VIP Growth, VIP High Income, and VIP Overseas Portfolios of the VIP Fund and the VIP II Asset Manager, VIP II Contrafund, and VIP II Index 500 Portfolios of the VIP II Fund are managed by Fidelity Management & Research Company ("FMR"). For managing its investments and business affairs, each Portfolio pays FMR a monthly fee.

     For the VIP Equity-Income, VIP Growth, VIP Overseas VIP II Contrafund and VIP II Asset Manager Portfolios, the annual fee rate is the sum of two components:

          1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.52% and it drops (to as low as a marginal rate of 0.30% when average group assets exceed $174 billion) as total assets in all these funds rise.

          2. An individual fund fee rate of 0.20% for the VIP Equity-Income Portfolio, 0.30% for the VIP Contrafund, VIP Growth and VIP II Asset Manager Portfolios and 0.45% for the VIP Overseas Portfolio.

     One-twelfth of the combined annual fee rate is applied to each Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     The VIP II Index 500 Portfolio pays FMR a monthly management fee at the annual rate of 0.28% of the Portfolio's average net assets. One-twelfth of this annual fee rate is applied to the net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     For the VIP High Income Portfolio, the annual fee rate is the sum of two components:

          1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.37%, and it drops (to as low as a marginal rate of 0.14%) as total assets in all these funds rise.

          2.  An individual Portfolio fee rate of 0.45%.

     One twelfth of the combined annual fee rate is applied to the Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     On behalf of the VIP II Asset Manager Portfolio and the VIP II Contrafund Portfolio, FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc. ("FMR (U.K.)") and Fidelity Management & Research (Far
East) Inc. ("FMR Far East"), pursuant to which these entities provide research and investment recommendations with respect to companies based outside the United States. FMR (U.K.) primarily focuses on companies based in Europe while FMR Far East focuses primarily on companies based in Asia and the Pacific Basin. Under the sub-advisory agreements,

FMR and not the Portfolios pay FMR (U.K.) and FMR Far East fees equal to 100% and 105%, respectively, of each sub-advisor's costs incurred in connection with its sub-advisory agreement.

     On behalf of the VIP Overseas Portfolio, FMR has entered into sub-advisory agreements with FMR (U.K.), FMR Far East, and Fidelity International Investment Advisors ("FIIA"). FIIA, in turn, has entered into a sub-advisory agreement with its wholly owned subsidiary Fidelity International Investment Advisors (U.K.) Limited (FIIAL U.K.). Under the sub-advisory agreements, FMR may receive investment advice and research services with respect to companies based outside the U.S. and may grant them investment management authority as well as the authority to buy and sell securities if FMR believes it would be beneficial to the Portfolio.

     Currently, FMR (U.K.), FMR Far East, FIIA and FIIAL U.K. each focus on investment opportunities in countries other than the U.S., including countries in Europe, Asia and the Pacific Basin.

     Under the sub-advisory agreements FMR pays the fees of FMR (U.K.), FMR Far East, and FIIA. FIIA, in turn, pays the fees of FIIAL U.K.

     For providing investment advice and research services the sub-advisors are compensated as follows:

     - FMR pays FMR (U.K.) and FMR Far East fees equal to 110% and 105%, respectively, of FMR (U.K.)'s and FMR Far East's costs incurred in connection with providing investment advice and research services.

     - FMR pays FIIA 30% of its monthly management fee with respect to the average market value of investments held by the Portfolio for which FIIA has provided FMR with investment advice.

     - FIIA pays FIIAL U.K. a fee equal to 110% of FIIAL U.K.'s costs incurred in connection with providing investment advice and research services.

     For providing investment management services, the sub-advisors are compensated according to the following formulas:

     - FMR pays FMR (U.K.), FMR Far East, and FIIA 50% of its monthly management fee with respect to the Portfolio's average net assets managed by the sub-advisor on a discretionary basis.

     - FIIA pays FIIAL U.K. 110% of FIIAL U.K.'s costs incurred in connection with providing investment management.

     Each Portfolio utilizes Fidelity Investments Institutional Operations Company ("FIIOC"), an affiliate of FMR, to maintain the master accounts of the participating insurance companies. Under the transfer agent agreement with FIIOC, each Portfolio pays fees based on the type, size, and number of accounts in each Portfolio and the number of transactions made by shareholders of each Portfolio.

     Each Portfolio also has an agreement with Fidelity Service Co. ("Service"), an affiliate of FMR under which each Portfolio pays Service to calculate its daily share prices and to maintain the portfolio and general accounting records of each Portfolio and to administer each Portfolio's securities lending program. The fees for pricing and bookkeeping services are based on each Portfolio's average net assets but must fall within a range of $45,000 to $750,000. The fees for securities lending services are based on the number and duration of individual securities loans.

     FMR may, from time to time, agree to reimburse a Portfolio for management fees and other expenses above a specified percentage of average net assets. Reimbursement arrangements, which may be terminated at any time without notice, will increase a Portfolio's yield. If FMR discontinues a reimbursement arrangement, each Portfolio's expenses will go up and its yield will be reduced. FMR retains the right to be repaid by a Portfolio for expense reimbursements if expenses fall below the limit prior to the end of a fiscal year. Repayment by a Portfolio will lower its yield. FMR has voluntarily agreed to reimburse the management fees and all other expenses (excluding taxes, interest and extraordinary expenses) in excess of 1.50% of the average net assets of the VIP Equity-Income and VIP Growth

Portfolios, 1.25% of the average net assets of the VIP II Asset Manager Portfolio and 0.28% of the average net assets of the VIP II Index 500 Portfolio.

     A more complete description of the VIP Fund and the VIP II Fund, including the investment of objectives, policies and risks of its Portfolios, is contained in the prospectuses for the VIP Fund and VIP II Fund which accompany this Prospectus.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

     The Neuberger Berman Limited Maturity Bond and Partners Subaccounts invest exclusively in shares of corresponding Portfolios of the Neuberger & Berman Advisers Management Trust ("AMT").

     Each Portfolio of AMT invests all of its net investable assets in its corresponding Series (each, a "Series") of Advisers Managers Trust ("Managers Trust"), an open-end management investment company. Each Series invests in securities in accordance with an investment objective, policies and limitations identical to those of its corresponding Portfolio. This "master/feeder fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities. For more information regarding this structure, see the prospectus for AMT.

     In that the investment objective of each Portfolio matches that of its corresponding Series, the following describes the investment objective of each Series underlying the Portfolio of AMT in which the Separate Accounts will invest. The investment objectives of the Portfolios of AMT in which the Separate Accounts will invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of its corresponding Portfolio and Series. There is no assurance that any Portfolio (or the corresponding series) will achieve its stated objective.

     Limited Maturity Bond Portfolio. The Series corresponding to this Portfolio seeks the highest current income consistent with low risk to principal and liquidity and secondarily, total return, through investment in short to intermediate term debt securities, primarily investment grade.

     Partners Portfolio. The Series corresponding to this Portfolio seeks capital growth through investment in common stocks and other equity securities of medium to large capitalization established companies.

     The Investment Adviser for the Series of Managers Trust corresponding to the Limited Maturity Bond and Partners Portfolios of AMT is Neuberger & Berman Management Incorporated ("N&B Management"). As compensation for its services, N & B Management receives a monthly fee from AMT at the following percentages of daily net assets of the corresponding Portfolio: Limited Maturity Bond Portfolio -- 0.25% of first $500 million, 0.225% of next $500 million, 0.20% of next $500 million, 0.175% of next $500 million and 0.15% of over $2 billion; Partners Portfolio -- 0.55% of first $250 million, 0.525% of next $250 million, 0.50% of next $250 million, 0.475 of next $250 million, 0.45% of next $500 million, and 0.425% of over $1.5 billion.

     A more complete description of AMT, including the investment objectives, policies and risks of the available Portfolios, is contained in the prospectuses for the Limited Maturity Bond and Partners Portfolios of AMT, which accompany this Prospectus.

VAN ECK WORLDWIDE INSURANCE TRUST

     Four Subaccounts invest exclusively in shares of corresponding Portfolios of Van Eck Worldwide Insurance ("Van Eck Trust"). The investment objectives of the Portfolios of Van Eck Trust are set forth below.

     Van Eck Worldwide Hard Assets Portfolio. This Portfolio seeks long-term capital appreciation by investing globally, primarily in "Hard Assets Securities". Hard Assets Securities include equity securities of Hard Asset Companies and securities, including structured notes, whose value is linked to the price of a Hard Asset commodity or a commodity index. Hard Asset Companies include companies that are directly or indirectly engaged to a significant extent in the exploration, development, production or distribution of one or more of the following (together, Hard Assets); (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) gas, petroleum, petrochemicals or other hydrocarbons, (iv) forest products, (v) real estate and (vi) other basic non-agricultural commodities. Income is a secondary consideration.

     Van Eck Worldwide Bond Portfolio. This Portfolio seeks high total return through a flexible policy of investing globally, primarily in debt securities.

     Van Eck Worldwide Emerging Markets Portfolio. This Portfolio seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

     Van Eck Worldwide Real Estate Portfolio. This Portfolio seeks to maximize total return by investing primarily in equity securities of domestic and foreign companies which are principally engaged in the real estate industry or which own significant real estate assets.

     The investment adviser for the Van Eck Worldwide Hard Assets, Van Eck Worldwide Bond and Van Eck Worldwide Real Estate Portfolios is Van Eck Associates Corporation ("Van Eck Associates"). The investment adviser for the Van Eck Worldwide Emerging Markets Portfolio is Van Eck Global Asset Management
(Asia) Limited, a wholly-owned investment adviser subsidiary of Van Eck Associates. As compensation for its services to the Worldwide Hard Assets and Worldwide Bond Portfolios, Van Eck Associates receives a monthly fee at an annual rate of 1.0% of the first $500 million of the average daily net assets of the Portfolios, 0.90% of the next $250 million of the daily net assets of the Portfolios, and 0.70% of the average daily net assets of the Portfolios in excess of $750 million. As compensation for its services to the Worldwide Emerging Markets and Van Eck Worldwide Real Estate Portfolios, Van Eck Associates or its affiliate receives a monthly fee at an annual rate of 1.00% of the Portfolio's average daily net assets.

     A more complete description of Van Eck Trust, including the investment objectives, policies and risks of the available Portfolios, is contained in the Prospectus for the Trust which accompanies this Prospectus.

ADDITIONAL INFORMATION ABOUT THE FUNDS AND PORTFOLIOS

NO ONE CAN ASSURE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES AND POLICIES.

     More detailed information concerning the investment objectives, policies and restrictions of the Portfolios, the expenses of the Portfolios, the risks attendant to investing in the Portfolios and other aspects of the Funds' operations can be found in the current prospectus for each Fund that accompanies this prospectus and the current Statement of Additional Information for the Funds. The Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Net Premium Payments or transfers of Policy Account Value among the Separate Accounts or Subaccounts.

     Not all of the Portfolios described in the prospectuses for the Funds are available with the Policy. Moreover, Provfirst Life cannot guarantee that each Portfolio will always be available for the Policies, but in the unlikely event that a Portfolio is not available, Provfirst Life will take reasonable steps to secure the availability of a comparable portfolio. Shares of each Fund are purchased and redeemed at net asset value, without a sales charge.

     Provfirst Life has entered into agreements with the investment advisers of several of the Funds pursuant to which each such investment adviser will pay Provfirst Life a servicing fee based upon an annual percentage of the average aggregate net assets invested by Provfirst Life on behalf of the Separate Accounts. These agreements reflect administrative services provided to the Funds by Provfirst Life. Payments of such amounts by an adviser will not increase the fees paid by the Portfolios or their shareholders.

     Shares of the Funds are sold to separate accounts of insurance companies that are not affiliated with Provfirst Life or each other, a practice known as "shared funding." They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose Policy Account Values are allocated to the Separate Accounts or Subaccounts, and of owners of other contracts or policies whose values are allocated to one or more other separate accounts investing in any one of the Portfolios. Shares of some of the Funds may also be sold directly to certain pension and retirement plans qualifying under
Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Provfirst Life will consider what action may be appropriate, including removing the Portfolio as in investment option under the Policies or replacing the Portfolio with another Portfolio. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

                   DETAILED DESCRIPTION OF POLICY PROVISIONS

DEATH BENEFIT

     General. As long as the Policy remains in force, the Insurance Proceeds of the Policy will, upon due proof of the Insured's death (and fulfillment of certain other requirements), be paid to the Beneficiary in accordance with the designated Death Benefit Option. The Insurance Proceeds will be determined as of the date of the Insured's death and will be equal to:

          1.  the Death Benefit;

          2. plus any additional benefits due under a supplementary benefit rider attached to the Policy;

          3.  less any loan and accrued loan interest on the Policy;

          4. less any overdue deductions if the death of the Insured occurs during the Grace Period.

     The Insurance Proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy.

     Death Benefit Options.  The Policy provides two Death Benefit Options:
Option A and Option B. The Owner designates the Death Benefit Option in the application and may change it as described in "Change in Death Benefit Option." Under either Option, the duration of the Death Benefit coverage depends upon the Policy's Net Cash Surrender Value. (See "Policy Duration.")

     Option A. The Death Benefit is equal to the greater of: (a) the Face Amount of the Policy and (b) the Policy Account Value on the Valuation Date on or next following the Insured's date of death multiplied by the specified percentage shown in the table below:

  ATTAINED AGE  PERCENTAGE  ATTAINED AGE   PERCENTAGE
  ------------  ----------  -------------  ----------
  40 and under     250%          60           130%
       45          215%          65           120%
       50          185%          70           115%
       55          150%     75 through 90     105%
                            95 through 99     100%

For Attained Ages not shown, the percentages will decrease by a ratable portion for each full year.

     Illustration of Option A -- For purposes of this illustration, assume that the Insured is under Attained Age 40 and there is no Policy loan outstanding.

     Under Option A, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000. The specified percentage for an Insured under Attained Age 40 on the Policy Anniversary prior to the date of death is 250%. Because the Death Benefit must be equal to or be greater than 2.50 times the Policy Account Value, any time the Policy Account Value exceeds $80,000 the Death Benefit will exceed the Face Amount. Each additional dollar added to the Policy Account Value will increase the Death Benefit by $2.50. Thus, a 35 year old Insured with a Policy Account Value of $150,000 will have a Death Benefit of $375,000 (2.50 x $150,000); a Policy Account Value of $300,000 will yield a Death Benefit of $750,000 (2.50 x $300,000); a Policy Account Value of $400,000 will yield a Death Benefit of $1,000,000 (2.50 x $400,000).

     Similarly, any time the Policy Account Value exceeds $80,000, each dollar taken out of the Policy Account Value will reduce the Death Benefit by $2.50. If at any time, however, the Policy Account Value multiplied by the specified percentage is less than the Face Amount, the Death Benefit will be the Face Amount of the Policy.

     Option B. The Death Benefit is equal to the greater of: (a) the Face Amount of the Policy plus the Policy Account Value and (b) the Policy Account Value multiplied by the specified percentage shown in the table above. (The Policy Account Value in each case is determined on the Valuation Day on or next following the Insured's date of death.)

     Illustration of Option B -- For purposes of this illustration, assume that the Insured is under Attained Age 40 and there is no outstanding Policy loan.

     Under Option B, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000 plus the Policy Account Value. Thus, for example, a Policy with a $50,000 Policy Account Value will have a Death Benefit of $250,000 ($200,000 plus $50,000); and a Policy Account Value of $100,000 will yield a Death Benefit of $300,000. Since the specified percentage is 250%, the Death Benefit will be at least 2.50 times the Policy Account Value. As a result, if the Policy Account Value exceeds $133,333, the Death Benefit will be greater than the Face Amount plus the Policy Account Value. Each additional dollar added to the Policy Account Value above $133,333 will increase the Death Benefit by $2.50. An Insured with a Policy Account Value of $150,000 will therefore have a Death Benefit of $375,000 (2.50 x $150,000); a Policy Account Value of $300,000 will yield a Death Benefit of $750,000 (2.50 x $300,000); and a Policy Account Value of $500,000 will yield a Death Benefit of $1,250,000 (2.50 x $500,000).
Similarly, any time the Policy Account Value exceeds $133,333, each dollar taken out of the Policy Account Value will reduce the Death Benefit by $2.50. If at any time, however, the Policy Account Value multiplied by the applicable percentage is less than the Face Amount plus the Policy Account Value, the Death Benefit will be the Face Amount plus the Policy Account Value.

     Which Death Benefit Option to Choose. If an Owner prefers to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, the Owner should choose Option B. If an Owner is satisfied with the amount of the Insured's existing insurance coverage and prefers to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Account Value, the Owner should choose Option A.

     Change in Death Benefit Option. After the first Policy Year or 12 months after a Face Amount increase, at any time while the Policy is in force, the Owner may change the Death Benefit Option in effect by sending Provfirst Life a completed application for change. No charges will be imposed to make a change in the Death Benefit Option. The effective date of any such change will be the Policy Processing Day on or next following the date Provfirst Life receives the completed application for change.

     If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change and the Face Amount and any applicable rider coverage amounts, respectively, will be decreased by the Policy Account Value on that date. However, this change may not be made if it would reduce the Face Amount or applicable rider coverage amount to less than the Minimum Face Amount or minimum amount in which the applicable rider could be issued.

     If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change and the Face Amount will be increased by the Policy Account Value on that date.

     A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge. Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level. Such a change will result in a relative increase in the cost of insurance charges over time because the Net Amount at Risk will, unless the Death Benefit is based on the applicable percentage of Policy Account Value, remain level rather than decreasing as the Policy Account Value increases. Unless the Death Benefit is based on the applicable percentage of Policy Account Value, changing from Option B to Option A will, if the Policy Account Value increases, decrease the Net Amount at Risk over time, thereby reducing the cost of insurance charge.

     The effects of these Death Benefit Option changes on the Face Amount, Death Benefit and Net Amount at Risk can be illustrated as follows. Assume that a contract under Option A has a Face Amount of $500,000 and a Policy Account Value of $100,000 and, therefore, a Death Benefit of $500,000 and a Net Amount at Risk of $400,000 ($500,000 - $100,000). If the Death Benefit Option is changed from Option A to Option B, the Face Amount will decrease from $500,000 to $400,000 and the Death Benefit and Net Amount at Risk would remain the same. Assume that a contract under Option B has a Face Amount of $500,000 and a Policy Account Value of $50,000 and, therefore, the Death Benefit is $550,000 ($500,000 - $50,000) and a Net Amount at Risk of $500,00 ($550,000 - $50,000). If the Death Benefit Option is changed from Option B to Option A, the Face Amount will increase to $550,000, and the Death Benefit and Net Amount at Risk would remain the same.

     If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance, Provfirst Life will not effect the change.

     A change in the Death Benefit Option may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits.")

     How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Policy Account Value. The Death Benefit under Option A will vary with the Policy Account Value whenever the specified percentage of Policy Account Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Policy Account Value because the Death Benefit equals the greater of (a) the Face Amount plus the Policy Account Value and (b) the Policy Account Value multiplied by the specified percentage.

ABILITY TO ADJUST FACE AMOUNT

     Subject to certain limitations, an Owner may generally, at any time after the first Policy Year, increase or decrease the Policy's Face Amount by submitting a written application to Provfirst Life. The effective date of the increase or decrease will be the Policy Processing Day on or next following Provfirst Life's approval of the request. An increase or decrease in Face Amount may have tax consequences. (See "Tax Treatment of Policy Benefits.") The effect of changes in Face Amount on Policy charges, as well as other considerations, are described below.

     Increase. A request for an increase in Face Amount may not be for less than $25,000 (or such lesser amount required in a particular state). The Owner may not increase the Face Amount after the Insured's Attained Age 75 or if the Face Amount was increased during the prior 12-month period. To obtain the increase, the Owner must submit an application for the increase and provide evidence satisfactory to Provfirst Life of the Insured's insurability.

     On the effective date of an increase, and taking the increase into account, the Net Cash Surrender Value must be equal to the Monthly Deductions then due and the expense charge for the increase in Face Amount. If the Net Cash Surrender Value is not sufficient, the increase will not take effect until the Owner makes a sufficient additional premium payment to increase the Net Cash Surrender Value.

     An increase in the Face Amount will generally affect the total Net Amount at Risk which will increase the monthly Cost of Insurance Charges. An increase in Face Amount will increase the amount of any Additional Surrender Charge. A Face Amount increase expense charge will also be deducted. (See "Face Amount Increase Charge.") In addition, different cost of insurance rates may apply to the increase in insurance coverage. (See "Monthly Deductions.")

     After increasing the Face Amount, the Owner will have the right: (a) during the Free-Look Period following the effective date of the increase, to have the increase canceled and receive a credit or refund equal to the cost of insurance charge and the increase charge deducted for the increase; and (b) during the first 24 months following the increase, to exchange the increase in Face Amount for a fixed benefit permanent life insurance policy issued by Provfirst Life. (See "Transfers of Policy Account Value.")

     Decrease. The amount of a Face Amount decrease must be for at least $25,000 (or such lesser amount required in a particular state). The Face Amount after any decrease may not be less than the Minimum Face Amount. A decrease in Face Amount will not be permitted if the Face Amount was increased during the prior 12-month period. To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Code, Provfirst Life will not effect the decrease.

     A decrease in the Face Amount generally will decrease the total Net Amount at Risk which will decrease an Owner's monthly insurance charges. A decrease in the Face Amount may result in the imposition of a surrender charge as of the Policy Processing Day on which the decrease becomes effective. (See "Surrender Charges.")

     Any surrender charge applicable to a decrease will be deducted from the Policy Account Value and the remaining surrender charge will be reduced by the amount deducted. The surrender charge will be deducted from the Separate Accounts and Subaccounts and the Guaranteed Account based on the proportion that the value in such account bears to the total unloaned Policy Account Value.

     For purposes of determining the cost of insurance charge and surrender charges, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the next most recent increases, successively; and (c) the Initial Face Amount.

INSURANCE PROTECTION

     An Owner may increase or decrease the insurance protection provided by the Policy (i.e., the Net Amount at Risk) in one of several ways, as insurance needs change. These ways include increasing or decreasing the Face Amount, changing the level of premium payments, and by making a partial withdrawal of Net Cash Surrender Value. The consequences of each are summarized below.

     A decrease in Face Amount will decrease the insurance protection. It will not reduce the Policy Account Value, except for the deduction of any surrender charge applicable to the decrease. The Monthly Deductions will generally be correspondingly lower following the decrease.

     An increase in Face Amount will generally increase the amount of insurance protection, depending on the Policy Account Value and specified percentage. If the insurance protection is increased, Monthly Deductions will increase as well.

     Under Death Benefit Option A, until the specified percentage of Policy Account Value exceeds the Face Amount, then (a) if the Owner increases the premium payments from the current level, the amount of insurance protection will generally be reduced, and (b) if the Owner reduced the premium payments from the current level, the amount of insurance protection will generally be increased.

     Under Death Benefit Option B, until the specified percentage of Policy Account Value exceeds the Face Amount plus the Policy Account Value, the level of premium payments will not affect the amount of insurance protection. (However, both the Policy Account Value and Death Benefit will be increased if premium payments are increased and reduced if premium payments are reduced.) Under either Death Benefit Option, if the Death Benefit is the specified percentage of Policy Account Value, then (a) if the Owner increases premium payments from the current level, the amount of insurance protection will increase and (b) if the Owner reduces the premium payments from the current level, the amount of insurance protection will decrease.

     A partial withdrawal of Net Cash Surrender Value will reduce the Death Benefit. If Death Benefit Option A is in effect, the withdrawal will decrease the Policy's Face Amount by the amount withdrawn plus the partial withdrawal expense charge. If Death Benefit Option B is in effect, it will not reduce the amount of insurance protection unless the Death Benefit is based on the specified percentage of Policy Account Value. In this event, however, the decrease in the Death Benefit will be greater than the amount of a withdrawal.

PAYMENT AND ALLOCATION OF PREMIUMS

     Issuance of a Policy. In order to purchase a Policy, an individual must make application to Provfirst Life through a licensed Provfirst Life agent who is also a registered representative of 1717 Capital Management Company ("1717") or a broker/dealer having a Selling Agreement with 1717 or a broker/ dealer having a Selling Agreement with such a broker/dealer. If Provfirst Life accepts the application, a Policy will be issued in consideration of payment of the Minimum Initial Premium set forth in the Policy. The Minimum Face Amount of a Policy under Provfirst Life's rules is $50,000 for all Premium Classes except preferred. For the preferred Premium Class, the Minimum Face Amount is $100,000.

     Provfirst Life reserves the right to revise its rules from time to time to specify a different Minimum Face Amount for subsequently issued policies. A Policy will be issued only with respect to Insureds who have an Issue Age of 85 or less and who provide Provfirst Life with satisfactory evidence of insurability. Acceptance is subject to Provfirst Life's underwriting rules. Provfirst Life reserves the right to reject an application for any reason permitted by law. (See "Distribution of Policies.")

     At the time the application for a Policy is signed, an applicant can, subject to Provfirst Life's underwriting rules, obtain temporary insurance protection, pending issuance of the Policy, by answering "no" to the Health Questions of the Temporary Agreement and submitting payment of the Minimum Initial Premium with the Application. The Minimum Initial Premium will equal the Minimum Annual Premium multiplied by the following factor:

PREMIUM BILLING MODE
SELECTED AT ISSUE                                      FACTOR
--------------------                                   ------
Annual.............................................    1.000
Semi-annual........................................    0.500
Quarterly..........................................    0.250
Monthly............................................    0.167

     The amount of coverage under the agreement is the lesser of the Face Amount applied for or $500,000. Coverage under the agreement will end on the earliest of: (a) the 90th day from the date of the agreement; (b) the date that insurance takes effect under the Policy; (c) the date a policy, other than as applied for, is offered to the Applicant; or (d) five days from the date Provfirst Life mails a notice of termination of coverage.

     Amount and Timing of Premiums. The Minimum Initial Premium is due on or before the date the Policy is delivered. No insurance will take effect until the Minimum Initial Premium is paid while the health and other conditions of the Insured stay the same as described in the application. Prior to the Final Policy Date and while the Policy is in force, an Owner may make additional premium payments at any time and in any amount, subject to the limitation set forth below. Each premium payment must be for at least $20. Provfirst Life may increase this minimum amount upon 90 days written notice to Owners of such increase, but the minimum amount will never exceed $500. Subject to certain limitations described below, an Owner has considerable flexibility in determining the amount and frequency of premium payments.

     At the time of application, each Owner will select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payment. The Owner is entitled to receive a premium reminder notice from Provfirst Life at the specified interval. The Owner may change the Planned Periodic Premium frequency and amount. Also, under the Automatic Payment Plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being "billed".

     Any payments made while there is an outstanding Policy loan are considered loan repayments, unless Provfirst Life is notified in writing that the amount is to be applied as a premium payment. The Owner is not required to pay the Planned Periodic Premiums in accordance with the specified schedule. The Owner has the flexibility to alter the amount and frequency of premium payments. However, payment of the Planned Periodic Premiums does not guarantee that the Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. Thus, even if Planned Periodic Premiums are paid, the Policy may lapse whenever the Net Cash Surrender Value is insufficient to pay the Monthly Deductions and any other charges and if a Grace Period expires without an adequate payment by the Owner.

     Premium Limitations. The Code provides for exclusion of the Death Benefit from a Beneficiary's gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premiums paid under a Policy exceed such limits. Provfirst Life has established procedures to monitor whether aggregate premiums paid under a Policy exceed those limits. If a premium is paid which would result in total premiums exceeding such limits, Provfirst Life will only accept that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy. The excess will be refunded. If total premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy's Death Benefit over the Policy's Cash Surrender Value should still be excludable from gross income.

     The maximum premium limitations set forth in the Code depend in part upon the amount of the Death Benefit at any time. As a result, any Policy changes which affect the amount of the Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations. To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, Provfirst Life will not effect such change. (See "Federal Income Tax Considerations.") Provfirst Life reserves the right to require satisfactory evidence of insurability before accepting a premium payment that would increase the Net Amount At Risk.

     Allocation of Net Premiums. The Owner indicates in the application how Net Premiums should be allocated among the Separate Accounts, the Subaccounts and/or the Guaranteed Account. The percentages of each Net Premium that may be allocated to any account must be in whole numbers and the sum of the allocation percentages must be 100%. Provfirst Life allocates the Net Premiums as of the date it receives such premium at its Service Center.

     Where state law requires a refund of premiums paid when a policy is returned under the Free-Look provisions, any premiums received by Provfirst Life before the expiration of a 15-day period beginning on the later of the Policy Issue Date or the date Provfirst Life receives the Minimum Initial Premium, which are to be allocated to the Separate Accounts or Subaccounts are allocated to the Money Market Separate Account. At the end of the 15-day period, Policy Account Value in the Money Market Separate Account is allocated among the Separate Accounts and Subaccounts based on the proportion that the allocation percentage for such Separate Account or Subaccount bears to the sum of the Separate Account or Subaccounts premium allocation percentages. All other Net Premiums are allocated based on the allocation percentages then in effect. The allocation schedules may be changed at any time by providing Provfirst Life with written notice.

     The values of the Separate Accounts and Subaccounts will vary with their investment experience and the Owner bears the entire investment risk. Owners should periodically review their allocation schedule in light of market conditions and the Owner's overall financial objectives.

SPECIAL POLICY ACCOUNT VALUE CREDIT

     On each Policy Processing Day after the Policy has been in force for at least 15 years or when the Policy Account Value less the value in the Loan Account equals or exceeds $100,000, an additional credit is added to the Policy Account Value in the Separate Accounts and Subaccounts. The credit is a result of a reduction in the mortality and expense risk charge and is equal to 0.03% multiplied by the Policy Account Value in the Separate Accounts and Subaccounts.

POLICY ACCOUNT VALUE

     The Policy Account Value is the total amount of value held under the Policy at any time. It is equal to the sum of the Policy's values in the Separate Accounts, the Subaccounts, the Guaranteed Account and the Loan Account. The Policy Account Value minus any applicable Surrender Charge or Additional Surrender Charge is the Cash Surrender Value.

     The Policy Account Value and Cash Surrender Value will reflect the investment performance of the chosen Separate Accounts and Subaccounts, the crediting of interest for the Guaranteed Account and the

Loan Account, any Net Premiums paid, the Special Policy Account Value Credit, any transfers, any partial withdrawals, any loans, any loan repayments, any loan interest paid, and any charges assessed in connection with the Policy.

     Calculation of Policy Account Value. The Policy Account Value is determined first on the Policy Date and thereafter at the close of each Valuation Day. On the Policy Date, the Policy Account Value equals the Net Premiums received less any Monthly Deductions on the Policy Date. On each Valuation Day after the Policy Date, the Policy Account Value is:

          1. Policy Account Value in each Separate Account or Subaccount, determined by multiplying the number of units of the Separate Account or Subaccount by the Separate Account or Subaccount's Unit Value on that date;

          2.  Policy Account Value in the Guaranteed Account; plus

          3.  Policy Account Value in the Loan Account.

     Determination of Number of Units. Allocated Net Premiums, the Special Policy Account Value Credit or Policy Account Value transferred to a Separate Account or Subaccount are used to purchase units of that Separate Account or Subaccount; units are redeemed when amounts are deducted, transferred or withdrawn. The number of units of a Separate Account or Subaccount at any time equals the number of units purchased minus the number of units redeemed up to such time. For each Separate Account or Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

     Determination of Unit Value. The unit value of a Separate Account or Subaccount on any Valuation Day is equal to the unit value on the immediately preceding Valuation Day multiplied by the Net Investment Factor for that Separate Account or Subaccount on that Valuation Day.

     Net Investment Factor. The Net Investment Factor for each Separate Account or Subaccount measures the investment performance of that Separate Account or Subaccount. The factor increases to reflect investment income and capital gains, realized and unrealized, for the shares of the underlying Portfolio. The factor decreases to reflect any capital losses, realized or unrealized, for the shares of the underlying Portfolio as well as the asset charge for mortality and expense risks.

POLICY DURATION

     Policy Lapse. The Policy will remain in force as long as the Net Cash Surrender Value of the Policy is sufficient to pay the Monthly Deductions and other charges under the Policy. When the Net Cash Surrender Value is insufficient to pay the charges and the Grace Period expires without an adequate premium payment by the Owner, the Policy will lapse and terminate without value. Notwithstanding the foregoing, during the first five Policy Years the Policy will not lapse if the Minimum Guarantee Premium has been paid. A Guaranteed Minimum Death Benefit rider may be purchased with the Policy that guarantees the Policy will not lapse if certain conditions are met. (See "Supplementary Benefits.")

     The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by Provfirst Life indicating that the Grace Period has begun. Thus, the Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period. To prevent lapse, the Owner must, during the Grace Period, make a premium payment equal to three Monthly Deductions. The notice sent by Provfirst Life will specify the payment required to keep the Policy in force.

     Reinstatement. A Policy that lapses may be reinstated at any time within three years (or longer period required in a particular state) after the expiration of the Grace Period and before the Final Policy Date by submitting evidence of the Insured's insurability satisfactory to Provfirst Life and payment of an amount sufficient to keep the Policy in force for at least three months following the date that the reinstatement application is approved. Upon reinstatement, the Policy Account Value is based upon the premium paid to reinstate the Policy. A reinstated Policy has the same Policy Date as it had prior to the lapse.

TRANSFERS OF POLICY ACCOUNT VALUE

     Transfers. The Owner may transfer the Policy Account Value between and among the Separate Accounts or Subaccounts and the Guaranteed Account by making a written transfer request to Provfirst Life. The amount transferred must be at least $1,000, unless the total value in an account is less than $1,000, in which case the entire amount may be transferred.

     After 12 transfers have been made in any Policy Year, a $25 transfer charge will be deducted from each transfer during the remainder of such Policy Year. All transfers included in a single written request are treated as one transfer. Transfers are made as of the date Provfirst Life receives a written request at its Service Center. Transfers resulting from Policy loans, the exercise of exchange privileges, and the reallocation from the Money Market Separate Account following the 15-day period after the Issue Date, are not subject to a transfer charge and do not count as one of the 12 "free" transfers in any Policy Year. Under present law, transfers are not taxable transactions.

     Special Transfer Right. During the first two years following the Issue Date, the Owner may, on one occasion, transfer the entire Policy Account Value in the Separate Accounts or Subaccounts to the Guaranteed Account without a transfer charge and without such transfer counting toward the twelve transfers permitted without charge during a Policy Year.

     Conversion Privilege for Increase in Face Amount. During the first two years following an increase in Face Amount, the Owner may, on one occasion, without evidence of insurability, exchange the amount of the increase in Face Amount for a fixed-benefit permanent life insurance policy. Such an exchange may, however, have federal income tax consequences. (See "Tax Treatment of Policy Benefits.") Premiums under this new policy will be based on the Sex, Attained Age and Premium Class of the Insured on the effective date of the increase in the Face Amount of the Policy. The new policy will have the same Face Amount and Issue Date as the amount and effective date of the increase. Provfirst Life will refund the monthly deductions for the increase made on each Policy Processing Day between the effective date of the increase to the date of conversion and the expense charge for such increase.

     Transfer Right for Change in Investment Policy of a Separate Account or Subaccount. If the investment policy of a Separate Account or Subaccount is materially changed, the Owner may transfer the portion of the Policy Account Value in such Separate Account or Subaccount to another Separate Account or Subaccount or to the Guaranteed Account without a transfer charge and without having such transfer count toward the twelve transfers permitted without charge during a Policy Year.

     Telephone Transfers. Transfers will be made upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization is provided to Provfirst Life. Provfirst Life reserves the right to suspend telephone transfer privileges at any time for any class of policies, for any reason. Provfirst Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if it follows such procedures it will not be liable for any losses due to authorized or fraudulent instructions. Provfirst Life, however, may be liable for such losses if it does not follow those reasonable procedures. The procedures Provfirst Life will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction and making a tape-recording of the instructions given by telephone.

     Automatic Policy Account Value Rebalancing. Automatic Asset Rebalancing is a feature which, if elected, authorizes periodic transfers of Policy Account Values among the Separate Accounts or Subaccounts in order to maintain the allocation of such values in percentages that match the then current premium allocation percentages. Election of this feature may be made in the application or at any time after the policy is issued by properly completing the election form and returning it to Provfirst Life. The election may be revoked at any time. Rebalancing may be done quarterly or annually. Rebalancing terminates when the total value in the Separate Accounts is less than $1,000. Provfirst Life reserves the right to suspend Automatic Asset Rebalancing at any time, for any class of Policies, for any reason.

     Dollar-Cost Averaging. Dollar Cost Averaging is a program which, if elected, enables the Owner to systematically and automatically transfer, on a monthly basis, specified dollar amounts from any selected Separate Account or Subaccount to any other Separate Account or Subaccounts or the Guaranteed Account. Transfers may not come from the Guaranteed Account. By allocating on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of short term market fluctuations. Provfirst Life, however, makes no guarantee that Dollar Cost Averaging will result in a profit or protect against loss.

     Dollar-Cost Averaging may be elected for a period of 6, 12, 18, 24, 30 or 36 months. To qualify for Dollar Cost Averaging, the following minimum amount of Policy Account Value must be allocated to a Separate Account or Subaccount: 6 months -- $3,000; 12 months -- $6,000; 18 months -- $9,000; 24 months -- $12,000; 30 months -- $15,000; 36 months -- $18,000. At least $500 must be transferred from the Separate Account or Subaccount each month. The amount required to be allocated to the Separate Account or Subaccount can be made from an initial or subsequent investment or by transferring amounts into the Separate Account or Subaccount from the other Separate Accounts or Subaccounts or from the Guaranteed Account (See "Transfers from Guaranteed Account."). Each monthly transfer is split among the Separate Accounts or Subaccounts or the Guaranteed Account based upon the percentages elected. Dollar Cost Averaging may not be elected if Automatic Asset Rebalancing has been elected or if a policy loan is outstanding.

     Dollar-Cost Averaging may be elected in the application or by completing an election form and returning it to Provfirst Life by the beginning of the month. When an election form is received, Dollar Cost Averaging will commence on the first Policy Processing Day after the later of (a) the Policy Date; (b) the 15-day period when premiums are allocated to the Money Market Separate Account in certain states; and (c) when the Separate Account or Subaccount value equals or exceeds the greater of the minimum amount stated above and the amount of the first monthly transfer.

     Once Dollar-Cost Averaging transfers have commenced, they occur monthly on the Policy Processing Day until the specified number of transfers has been completed, or (a) a policy loan is requested, (b) the policy goes into the grace period, or (c) there is insufficient value in the Separate Account or Subaccount to make the transfer. The Owner may instruct Provfirst Life in writing to cancel Dollar-Cost Averaging transfers at any time.

     Transfers made under the Dollar Cost Averaging program do not count toward the twelve transfers permitted each Policy Year without imposing the Transfer Charge. Provfirst Life reserves the right to discontinue offering automatic transfers upon 30 days' written notice to the Owner. Written notice will be sent to the Owner confirming each transfer and when the Dollar Cost Averaging program is terminated. The Owner and agent are responsible for reviewing the confirmation to verify that the transfers are being made as requested.

FREE-LOOK PRIVILEGES

     Free-Look for Policy. The Policy provides for an initial Free-Look Period. The Owner may cancel the Policy until the latest of: (a) 45 days after Part I of the application for the Policy is signed, and (b) 10 days after the Owner receives the Policy. Upon giving written notice of cancellation and returning the Policy to Provfirst Life's Service Center, to one of Provfirst Life's other offices, or to the Provfirst Life representative from whom it was purchased, the Owner will receive a refund equal to the sum of: (i) the Policy Account Value as of the date the returned Policy is received by Provfirst Life at its Service Center or the Provfirst Life representative through whom the Policy was purchased; (ii) any Premium Expense Charges deducted from premiums paid; (iii) any Monthly Deductions charged against the accounts; and (iv) any mortality and expense risk charges deducted from the value of the net assets of the Separate Accounts. A refund of all premiums paid is made for Policy's delivered in states that require such a refund.

     Free-Look for Increase in Face Amount. Any requested increase in Face Amount is also subject to a Free-Look privilege. The Owner may cancel a requested increase in Face Amount until the latest of:

(a) 45 days after the application for the increase is signed, and (b) 10 days after the Owner receives the new Policy Schedule pages reflecting the increase. Upon requesting cancellation of the increase, an amount equal to all cost of insurance charges attributable to the increase plus the Face Amount Increase Charge will be credited to the accounts in the same proportion as they were deducted, unless the Owner requests a refund of such amount.

LOAN PRIVILEGES

     General. The Owner may at any time after the Issue Date borrow money from Provfirst Life using the Policy Account Value as the security for the loan. The Owner may obtain Policy loans in a minimum amount of $500 (or such lesser minimum required in a particular state) but not exceeding the Policy's Net Cash Surrender Value on the date of the loan. While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest.

     Interest Rate Charged. Interest is charged on Policy loans at an effective annual rate of 6%. Interest is due at the end of each Policy Year. If interest is not paid when due, it is added to the loan balance and bear interest at the same rate. Unpaid interest is allocated based on the Owner's written instructions. If there are no written instructions or the Policy Account Value in the specified Separate Accounts or Subaccounts is insufficient to allow the collateral for the unpaid interest to be transferred, the interest is allocated based on the proportion that the Guaranteed Account Value and the Value of the Separate Accounts or Subaccounts under a Policy bear to the total unloaned Policy Account Value.

     Allocation of Loans and Collateral. Provfirst Life will allocate the amount of a Policy loan among the Separate Accounts or Subaccounts and/or the Guaranteed Account based upon the proportion that the value of the Separate Accounts or Subaccounts and/or the Guaranteed Account Value bear to the total unloaned Policy Account Value at the time the loan is made or to the Separate Accounts or Subaccounts based on the percentages you specify at the time the loan is made.

     The collateral for a Policy loan is the loan amount plus accrued interest to the next Policy Anniversary, less interest at an effective annual rate of 4% which is earned to such Policy Anniversary. Provfirst Life will deduct the collateral for the loan from each account based on the allocation described in the preceding paragraph and transfer this amount to the Loan Account. The collateral is recalculated: (a) when loan interest is repaid or added to loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made. A transfer to or from the Loan Account will be made to reflect any recalculation of collateral. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

     Interest Credited to Loan Account. As long as the Policy is in force, Provfirst Life credits the amount in the Loan Account with interest at effective annual rates it determines, but not less than 4% or such higher minimum rate required under state law. The rate will apply to the calendar year which follows the date of determination. Loan interest credited is transferred to the accounts: (a) when loan interest is paid added to the loaned amount; (b) when a loan repayment is made; and (c) when a new loan is made. Provfirst Life currently credits 4% interest annually to the amount in the Loan Account until the policy's 10th anniversary or until Attained Age 60, whichever is later, and 5.75% annually thereafter. The tax consequences of a Policy loan after the later of a Policy's 10th anniversary or Attained Age 60 are less clear. Owners should consult a tax adviser with respect to such consequences.

     Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Policy Account Value, the Cash Surrender Value, and Net Cash Surrender Value and may permanently affect the Death Benefit under the Policy. The effect on the Policy Account Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Separate Accounts or Subaccounts and the interest credited to the Guaranteed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate is less than the investment experience of assets held in the Separate Accounts or Subaccounts and interest credited to the Guaranteed Account. The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be. The Death Proceeds will be reduced by the amount of any outstanding Policy loan.

     Loan Repayments. An Owner may repay all or part of a Policy loan at any time while the Insured is alive and the Policy is in force. Unless prohibited by a particular state, Provfirst Life will assume that any payments made while there is an outstanding loan is a loan repayment, unless it receives written instructions that the payment is a premium payment. Repayments up to the amount of the outstanding loan is allocated to the accounts based on the amount of the outstanding loan allocated to each account as of the date of repayment; any repayment in excess of the amount of the outstanding loan will be allocated to the accounts based on the amount of interest due on the portion of the outstanding loan allocated to each account. For this purpose, the amount of the interest due is determined as of the next Policy Anniversary. Failure to repay a loan or to pay loan interest will not cause the Policy to lapse unless the Net Cash Surrender Value on the Policy Processing Day is less than the monthly deduction due. (See "Policy Duration.")

     Tax Considerations. Any loans taken from a Modified Endowment Contract will be treated as a taxable distribution. In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan that is included in income. (See "Distributions from Policies Classified as Modified Endowment Contracts.") Depending upon the investment performance of the Separate Accounts and the amounts borrowed, loans may cause the Policy to lapse. If the Policy is not a Modified Endowment Contract, lapse of the Policy with outstanding loans may result in adverse tax consequences. (See "Distributions from Policies Not Classified as Modified Endowment Contracts.")

SURRENDER PRIVILEGE

     At any time before the earlier of the death of the Insured and the Final Policy Date, the Owner may surrender the Policy for its Net Cash Surrender Value. The Net Cash Surrender Value is determined by Provfirst Life as of the date it receives, at its Service Center, a surrender request signed by the Owner. Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request to Provfirst Life at its Service Center. A surrender may have adverse federal income tax consequences. (See "Tax Treatment of Policy Benefits.")

PARTIAL WITHDRAWAL PRIVILEGE

     After the first Policy Year, at any time before the earlier of the death of the Insured and the Final Policy Date, the Owner may withdraw a portion of the Policy's Net Cash Surrender Value. The minimum amount which may be withdrawn is $1,500. A withdrawal charge will be deducted from the Policy Account Value. A partial withdrawal will not result in the imposition of surrender charges.

     The withdrawn amount and withdrawal charge will be allocated based on the proportion that the Policy Account Value in the Separate Accounts or any Subaccount and the Guaranteed Account Value bear to the total unloaned Policy Account Value, or are allocated to such Separate Accounts or Subaccounts as the Owner specifies at the time of the withdrawal.

     The effect of a partial withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option in effect and whether the Death Benefit is based on the applicable percentage of Policy Account Value. (See "Death Benefit Options.")

     Option A. The effect of a partial withdrawal on the Face Amount and Death Benefit under Option A can be described as follows:

          If the Death Benefit equals the Face Amount, a partial withdrawal will reduce the Face Amount and the Death Benefit by the amount of the partial withdrawal.

          For the purposes of this illustration (and the following illustrations of partial withdrawals), assume that the Attained Age of the Insured is under 40 and there is no indebtedness. The applicable percentage is 250% for an Insured with an Attained Age under 40.

          Under Option A, a contract with a Face Amount of $300,000 and a Policy Account Value of $30,000 will have a Death Benefit of $300,000. Assume that the policyowner takes a partial withdrawal of $10,000. The partial withdrawal will reduce the Policy Account Value to $19,975
     ($30,000 - $10,000 - $25) and the Death Benefit and Face Amount to $290,000 ($300,000 - $10,000).

          If the Death Benefit immediately prior to the partial withdrawal is based on the applicable percentage of Policy Account Value, the Face Amount will be reduced by an amount equal to the amount of the partial withdrawal. The Death Benefit will be reduced to equal the greater of (a) the Face Amount after the partial withdrawal, and (b) the applicable percentage of the Policy Account Value after deducting the amount of the partial withdrawal and expense charge.

          Under Option A, a policy with a Face Amount of $300,000 and a Policy Account Value of $300,000 will have a Death Benefit of $750,000. Assume that the policyowner takes a partial withdrawal of $49,975. The partial withdrawal will reduce the Policy Account Value to $250,000
     ($300,000 - $49,975 - $25) and the Face Amount to $250,025
     ($300,000 - $49,975). The Death Benefit is the greater of (a) the Face Amount of $250,025 and (b) the applicable percentage of the Policy Account Value $625,000 ($250,000 x 2.5). Therefore, the Death Benefit will be $625,000.

          Any decrease in Face Amount due to a partial withdrawal will first reduce the most recent increase in Face Amount, then the most recent increases, successively, and lastly, the Initial Face Amount.

     Option B. The Face Amount will never be decreased by a partial withdrawal. A partial withdrawal will, however, always decrease the Death Benefit.

          If the Death Benefit equals the Face Amount plus the Policy Account Value, a partial withdrawal will reduce the Policy Account Value by the amount of the partial withdrawal and expense charge and thus the Death Benefit will also be reduced by the amount of the partial withdrawal and the expense charge.

          Under Option B, a policy with a Face Amount of $300,000 and a Policy Account Value of $90,000 will have a Death Benefit of $390,000 ($300,000 + $90,000). Assume the policyowner takes a partial withdrawal of $20,000. The partial withdrawal will reduce the Policy Account Value to $69,975
     ($90,000 - $20,000 - $25) and the Death Benefit to $369,975 ($300,000 +
     $69,975). The Face Amount is unchanged.

          If the Death Benefit immediately prior to the partial withdrawal is based on the applicable percentage of Policy Account Value, The Death Benefit will be reduced to equal the greater of (a) the Face Amount plus the Policy Account Value after deducting the partial withdrawal and expense charge and (b) the applicable percentage of Policy Account Value after deducting the amount of the partial withdrawal and the expense charge.

          Under Option B, a policy with a Face Amount of $300,000 and a Policy Account Value of $300,000 will have a Death Benefit of $750,000 ($300,000 x 2.5). Assume the policyowner takes a partial withdrawal of $149,975. The partial withdrawal will reduce the Policy Account Value to $150,000 ($300,000 - $149,975 - $25) and the Death Benefit to the greater of (a) the Face Amount plus the Policy Account Value $450,000 ($300,000 + $150,000) and (b) the Death Benefit based on the applicable percentage of the Policy Account Value $375,000 ($150,000 x 2.5). Therefore, the Death Benefit will be $450,000. The Face Amount is unchanged.

     Because a partial withdrawal can affect the Face Amount and the Death Benefit as described above, a partial withdrawal may also affect the Net Amount at Risk which is used to calculate the cost of insurance charge under the Policy. (See "Cost of Insurance.") A request for partial withdrawal may not be allowed if, or to the extent that such withdrawal would reduce the Face Amount below the Minimum Face Amount for the Policy. Also, if a partial withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, Provfirst Life will not allow such partial withdrawal.

     A partial withdrawal of Net Cash Surrender Value may have federal income tax consequences. (See "Tax Treatment of Policy Benefits.")

ACCELERATED DEATH BENEFIT

     Applicants residing in states that have approved the Accelerated Death Benefit rider (the "ADB rider") may elect to add it to their Policy at issue, subject to Provfirst Life receiving satisfactory additional evidence of insurability. The ADB rider is not yet available in all states and the terms under which it is available may vary from state-to-state. There is no assurance that the ADB rider will be approved in all states or that it will be approved under the terms described herein.

     The ADB rider permits the Owner to receive, at his or her request and upon approval by Provfirst Life, an accelerated payment of part of the Policy's Death Benefit when one of the following two events occurs:

          1. Terminal Illness. The Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months; or

          2. Permanent Confinement to a Nursing Care Facility. The Insured has been confined to a Nursing Care Facility for 180 days and is expected to remain in such a facility for the remainder of his or her life.

     There is no charge for adding the ADB rider to a Policy. However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid.

     Tax Consequences of the ADB Rider. The federal income tax consequences associated with adding the ADB rider or receiving the accelerated death benefit are uncertain. Accordingly, Owners should consult a tax adviser before adding the ADB rider to a Policy or requesting an accelerated death benefit.

     Amount of the Accelerated Death Benefit. The ADB rider provides for a minimum accelerated death benefit payment of $10,000 and a maximum benefit payment equal to 75% of the Eligible Death Benefit less 25% of any outstanding policy loans and accrued interest. The ADB rider also restricts the total of the accelerated death benefits paid from all life insurance policies issued to an Owner by Provfirst Life and its subsidiaries to $250,000. This $250,000 maximum may be increased, as provided in the ADB rider, to reflect inflation. The term Eligible Death Benefit under the ADB rider means:

     The Insurance Proceeds payable under a Policy if the Insured died at the time a claim for an accelerated death benefit is approved by Provfirst Life, minus:

          1. any Premium Refund payable at death if the Insured died at such time; and

          2. any insurance payable under the terms of any other rider attached to a Policy.

     An Owner may request only one accelerated death benefit payment (except to pay premiums and policy loan interest) and there are no restrictions on the Owner's use of the benefit. An Owner may elect to receive the accelerated death benefit payment in a lump sum or in 12 or 24 equal monthly installments. If installments are elected and the Insured dies before all of the payments have been made, the present value (at the time of the Insured's death) of the remaining payments and the remaining Insurance Proceeds at Death under the Policy will be paid to the Beneficiary in a lump sum.

     Conditions for Receipt of the Accelerated Death Benefit. In order to receive an accelerated death benefit payment, a Policy must be in force other than as Extended Term Insurance and an Owner must submit due proof of eligibility and a completed claim form to Provfirst Life at its Home Office. Due proof of eligibility means a written certification (described more fully in the ADB rider) in a form acceptable to Provfirst Life, from a treating physician stating that the Insured has a Terminal Illness or is expected to be permanently confined in a Nursing Care Facility.

     Provfirst Life may request additional medical information from an Owner's physician and/or may require an independent physical examination (at its expense) before approving the claim for payment of the accelerated death benefit. Provfirst Life will not approve a claim for an accelerated death benefit payment if a Policy is assigned in whole or in part, if the Terminal Illness or Permanent Confinement is the result of intentionally self-inflicted injury or if the Owner is required to elect it in order to meet the claims of creditors or to obtain a government benefit.

     Operation of the ADB Rider. The ADB rider provides that the accelerated death benefit be made in the form of a policy loan up to the amount of the maximum loan available under a Policy at the time the claim is approved. Therefore, a request for an accelerated death benefit payment in an amount less than or equal to the maximum loan available at that time will result in a policy loan being made in the amount of the requested benefit. This policy loan operates as would any loan under the Policy.

     To the extent that the amount of a requested accelerated death benefit payment exceeds the maximum available loan amount, the benefit will be advanced to the Owner and a lien will be placed on the Death Benefit payable under the Policy (the "death benefit lien") in the amount of this advance. Under the ADB rider, interest will accrue daily, at a rate determined as described in the ADB rider, on the amount of this advance and upon the death of the Insured the amount of the advance and accrued interest thereon will be subtracted from the amount of Insurance Proceeds at Death.

     Effect on Existing Policy. The Insurance Proceeds at Death otherwise payable under a Policy at the time of an Insured's death will be reduced by the amount of any death benefit lien and accrued interest thereon. If the Owner makes a request for a surrender, a policy loan or a withdrawal, the Policy's Net Cash Surrender Value and Loan Value will be reduced by the amount of any outstanding death benefit lien plus accrued interest. Therefore, depending upon the size of the death benefit lien, this may result in the Net Cash Surrender Value and the Loan Value being reduced to zero.

     Premiums and policy loan interest must be paid when due. However, if requested with the accelerated death benefit claim, future premiums and policy loan interest may be paid through additional accelerated death benefits. If future premiums and policy loan interest are to be paid through additional accelerated death benefits, Periodic Planned Premiums and policy loan interest will be paid in this manner automatically.

     In addition to lapse under the applicable provisions of the Policy, a Policy will also terminate on any Policy Anniversary when the death benefit lien exceeds the Insurance Proceeds at Death.

                             CHARGES AND DEDUCTIONS

     Charges will be deducted in connection with the Policy to compensate Provfirst Life for (a) providing the insurance benefits set forth in the Policy;
(b) administering the Policy; (c) assuming certain risks in connection with the Policy; and (d) incurring expenses in distributing the Policy. In the event that there are any profits from fees and charges deducted under the Policy, including but not limited to mortality and expense risk charges, such profits could be used to finance the distribution of the contracts.

PREMIUM EXPENSE CHARGE

     Prior to allocation of Net Premiums, premiums paid are reduced by a Premium Expense Charge which consists of:

     Premium Tax Charge. Various states and some of their subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary from state
to state but range from   % to   %. A deduction of a percentage of the premium
will be made from each premium payment. The applicable percentage will be based on the rate for the Insured's residence. No Premium tax charge is deducted in jurisdictions that impose no premium tax.

     Percent of Premium Charge. A percent of premium charge not to exceed 3% is deducted from each premium payment to partially compensate Provfirst Life for the cost of selling the Policy. Currently, Provfirst Life deducts 1.5% percent from each premium payment.

SURRENDER CHARGES

     A Surrender Charge, which consists of a Deferred Administrative Charge and a Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time before the end of the 12th Policy Year. A portion of this Surrender Charge will be deducted if the Owner decreases the Initial Face Amount before the end of the 12th Policy Year. An Additional Surrender Charge, which is an Additional Deferred Administrative Charge and an Additional Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time within 12 years after the effective date of an increase in Face Amount. A portion of an Additional Surrender Charge also is deducted if the related increment of Face Amount is decreased within 12 years after such increase took effect.

     These surrender charges are designed partially to compensate Provfirst Life for the cost of administering, issuing and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing policy records and Policy issue. Provfirst Life does not expect the surrender charges to cover all of these costs. To the extent that they do not, Provfirst Life will cover the short-fall from its general account assets, which may include profits from the mortality and expense risk charge.

     Deferred Administrative Charge. The Deferred Administrative Charge is as follows:

                                         CHARGE PER $1,000
POLICY YEAR                                 FACE AMOUNT
-----------                              -----------------
1-6..................................          $4.90
7....................................           4.20
8....................................           3.50
9....................................           2.80
10...................................           2.10
11...................................           1.40
12...................................           0.70
13...................................              0

     The actual Deferred Administrative Charge is the charge described above less the amount of any Deferred Administrative Charge previously paid at the time of a decrease in Face Amount.

     Deferred Sales Charge. The Deferred Sales Charge will not exceed the Maximum Deferred Sales Charge specified in the Policy. During Policy Years 1 through 6, this maximum equals 70% of the Target Premium for the Initial Face Amount. It equals 60% of that premium during Policy Year 7, 50% during Policy Year 8, 40% during Policy Year 9, 30% during Policy Year 10, 20% during Policy Year 11, 10% during Policy year 12, and 0% during Policy Years 13 and later. The Deferred Sales Charge actually imposed will equal the lesser of this maximum and an amount equal to 35% of all premiums actually paid to the date of surrender or lapse, less any Deferred Sales Charge previously paid at the time of a prior decrease in Face Amount.

     Additional Deferred Administrative Charge. An Additional Deferred Administrative Charge is associated with each increase in Face Amount. The Charge is the same as that for the initial Face Amount except that the Charge grades down based on 12-month periods beginning with the effective date of each increase. The Additional Deferred Administrative Charge paid is the Charge as described less the amount of any such Charge previously paid at the time of a decrease in Face Amount.

     Additional Deferred Sales Charge. An Additional Deferred Sales Charge is associated with each increase in Face Amount. Each Additional Deferred Sales Charge is calculated in a manner similar to the Deferred Sales Charge associated with the Initial Face Amount. The Maximum Additional Deferred Sales Charge for an increase in Face Amount is 70% of the Target Premium for that increase. This maximum remains level for six years following the effective date of an increase. It equals 60% of that premium during the seventh year, and declines in the same manner as the Deferred Sales Charge such that it is 10% during Policy Year 12 and to 0% by the beginning of the 13th year after the effective date of the increase. The Additional Deferred Sales Charge actually deducted is the lesser of this maximum and 35% of premiums received for that increase, less any Additional Deferred Sales Charge for such increase previously paid at the time of a decrease in Face Amount.

     Allocation of Policy Account Value and Subsequent Premium Payments. A special method is used to allocate a portion of the existing Policy Account Value to an increase in Face Amount and to allocate subsequent premium payments between the Initial Face Amount and the increase. The Policy Account Value is allocated according to the ratio between the Guideline Annual Premium for the Initial Face Amount and the Guideline Annual Premium for the total Face Amount on the effective date of the increase before any deductions are made. For example, if the Guideline Annual Premium is equal to $4,500 before an increase and is equal to $6,000 after an increase, the Policy Account Value on the effective date of the increase would be allocated 75% ($4,500/$6,000) to the Initial Face Amount and 25% to the increase. Premium payments made on or after the effective date of the increase are allocated between the Initial Face Amount and the increase using the same ratio as is used to allocate the Policy Account Value. In the event there is more than one increase in Face Amount, Guideline Annual Premiums for each increment of Face Amount are used to allocate Policy Account Values and premium payments among the various increments of Face Amounts.

     Surrender Charge Upon Decrease in Face Amount. A surrender charge may be deducted on a decrease in Face Amount. In the event of a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender of the Policy. If there have been no increases in Face Amount, the fraction will be determined by dividing the amount of the decrease by the current Face Amount and multiplying the result by the Surrender Charge. If more than one Surrender Charge is in effect (i.e., pursuant to one or more increases in Face Amount), the surrender charge will be applied in the following order: (1) the most recent increase followed by (2) the next most recent increases, successively, and (3) the Initial Face Amount. Where a decrease causes a partial reduction in an increase or in the Initial Face Amount, a proportionate share of the Surrender Charge for that increase or for the Initial Face Amount will be deducted.

     Allocation of Surrender Charges. The Surrender Charge and any Additional Surrender Charge will be deducted from the Policy Account Value. For surrender charges resulting from Face Amount decreases, that part of any such surrender charge will reduce the Policy Account Value and will be allocated among the accounts based on the proportion that the value in each of the Separate Accounts, Subaccounts, and the Guaranteed Account Value bear to the total unloaned Policy Account Value.

MONTHLY DEDUCTIONS

     Charges will be deducted from the Policy Account Value on the Policy Date and on each Policy Processing Day to compensate Provfirst Life for administrative expenses and for the insurance coverage provided by the Policy. The Monthly Deduction consists of four components -- (a) the cost of insurance,
(b) monthly administrative charges, (c) initial administrative charges, and (d) the cost of any additional benefits provided by rider. Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction may vary in amount from month to month. The Monthly Deduction is deducted from the Separate Accounts, Subaccounts and the Guaranteed Account in accordance with the allocation percentages for Monthly Deductions chosen by the Owner at the time of application, or as later changed by Provfirst Life pursuant to the Owner's written request. If Provfirst Life cannot make a monthly deduction on the basis of the allocation schedule then in effect, Provfirst Life makes the deduction based on the proportion that the Owner's Guaranteed Account Value and the value in the Owner's Separate Accounts and Subaccounts bear to the total unloaned Policy Account Value.

     Cost of Insurance. Because the cost of insurance depends upon several variables, the cost for each Policy Month can vary. Provfirst Life will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each Policy Month.

     The Net Amount at Risk on any Policy Processing Day is the amount by which the Death Benefit exceeds the Policy Account Value. The Net Amount at Risk is determined separately for the Initial Face Amount and any increases in Face Amount. In determining the Net Amount at Risk for each increment of Face Amount, the Policy Account Value is first considered part of the Initial Face Amount. If the Policy Account Value exceeds the Initial Face Amount, it is considered as part of any increases in Face Amount in the order such increases took effect.

     A cost of insurance is also determined separately for the Initial Face Amount and any increases in Face Amount. In calculating the cost of insurance charge, the rate for the Premium Class on the Policy Date is applied to the Net Amount at Risk for the Initial Face Amount. For each increase in Face Amount, the rate for the Premium Class applicable to the increase is used. If, however, the Death Benefit is calculated as the Policy Account Value times the specified percentage, the rate for the Premium Class for the Initial Face Amount will be used for the amount of the Death Benefit in excess of the total Face Amount.

     Any change in the Net Amount at Risk will affect the total cost of insurance charges paid by the Owner.

     Cost of Insurance Rate. The cost of insurance rate is based on the Attained Age, Sex, Premium Class of the Insured and Duration. The actual monthly cost on insurance rates will be based on Provfirst Life's expectations as to future mortality and expense experience. They will not, however, be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed maximum rates are based on the Insured's Attained Age, Sex, Premium Class, and the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Table. For Policies issued in states which require "unisex" policies (currently Montana) or in conjunction with employee benefit plans, the maximum cost of insurance charge depends only on the Insured's Age, Premium Class and the 1980 Commissioners Standard Ordinary Mortality Table NB and SB. Any change in the cost of insurance rates will apply to all persons of the same Attained, Age, Sex, and Premium Class and Duration.

     Premium Class. The Premium Class of the Insured will affect the cost of insurance rates. Provfirst Life currently places Insureds into standard classes and classes with extra ratings, which reflect higher morality risks. In an otherwise identical Policy, an Insured in the standard class will have a lower cost of insurance than an Insured in a class with extra ratings. The standard Premium Class is divided into three categories: smoker, nonsmoker and preferred. The preferred Premium Class is only available if the Face

Amount equals or exceeds $100,000. Nonsmoking insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers in the same Premium Class. Preferred Insureds will generally incur lower cost of insurance rates than Insureds who are classified as nonsmokers.

     Since the nonsmoker designation is not available for Insureds under Attained Age 21, shortly before an Insured attains age 21, Provfirst Life will notify the Insured about possible classification as a nonsmoker and will send the Insured an Application for Change in Premium Class. If the Insured does not qualify as a nonsmoker or does not return the application, cost of insurance rates will remain as shown in the Policy. However, if the insured returns the application and qualifies as a nonsmoker, the cost of insurance rates will be changed to reflect the nonsmoker classification.

     Initial Administrative Charge. An Initial Administrative Charge of $5 is deducted from Policy Account Value on the Policy Date and on each of the next eleven Policy Processing Days.

     Monthly Administrative Charges. A Monthly Administrative Charge (presently $7.50) is deducted from the Policy Account Value on the Policy Date and each Policy Processing Day as part of the Monthly Deduction. This charge may be increased, but in no event will it be greater than $12 per month. This charge is intended to reimburse Provfirst Life for ordinary administrative expenses expected to be incurred, including record keeping, processing claims and certain Policy changes, preparing and mailing reports, and overhead costs.

     Additional Benefit Charges. The Monthly Deduction will include charges for any additional benefits added to the Policy. The monthly charges will be specified in the applicable rider.

FACE AMOUNT INCREASE CHARGE

     If the Face Amount is increased, an increase charge will be deducted from the Policy Account Value on the effective date of such increase. This charge, equal to $100 plus $0.50 per $1,000 of Face Amount increase, but not greater than $750.00, will be deducted from the accounts based on the allocation schedule for Monthly Deductions in effect at such time. This charge may be increased, but in no event will it be greater than $100 plus $3.00 per $1,000 Face Amount increase. This charge is intended to reimburse Provfirst Life for administrative expenses in connection with the Face Amount increase, including medical exams, review of the application for the increase, underwriting decisions and processing of the application, and changing Policy records and the Policy.

PARTIAL WITHDRAWAL CHARGE

     A charge of $25 will be deducted from the Policy Account Value for each partial withdrawal of Net Cash Surrender Value. This charge is intended to compensate Provfirst Life for the administrative costs in effecting the requested payment and in making all calculations which may be required by reason of the partial withdrawal.

TRANSFER CHARGE

     After 12 transfers have been made in any Policy Year, a transfer charge of $25 will be deducted for each transfer during the remainder of such Policy Year to compensate Provfirst Life for the costs of processing such transfers.

     The transfer charge will be deducted from the amount being transferred. The transfer charge will not apply to transfers resulting from Policy loans, the exercise of special transfer rights and the initial reallocation of account values from the Money Market Separate Account to other Separate Accounts or Subaccounts. These transfers will not count against the 12 free transfers in any Policy Year.

MORTALITY AND EXPENSE RISK CHARGE

     A daily charge will be deducted from the value of the net assets of the Separate Accounts and Subaccounts to compensate Provfirst Life for mortality and expense risks assumed in connection with the

Policy. This charge will be deducted at an annual rate of 0.75% (or a daily rate of .002055%) of the average daily net assets of each Separate Account or Subaccount. This charge may be increased, but in no event will it be greater than an annual rate of 0.90% of the average daily net assets of each Separate Account or Subaccount. The mortality risk assumed by Provfirst Life is that Insureds may live for a shorter time than projected and, therefore, greater death benefits than expected will be paid in relation to the amount of premiums received. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policy. (See "Special Policy Account Value Credit")

     If the mortality and expense risk charge proves insufficient, Provfirst Life will provide for all death benefits and expenses and any loss will be borne by Provfirst Life. Conversely, Provfirst Life will realize a gain from this charge to the extent all money collected from this charge is not needed to provide for benefits and expenses under the Policies.

OTHER CHARGES

     The Separate Accounts purchase shares of the Funds at net asset value. The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Fund's Portfolios. The fees and expenses for the Funds and their Portfolios are described briefly in connection with a general description of each Fund. More detailed information is contained in the Funds Prospectuses which are attached to or accompany this Prospectus.

                             THE GUARANTEED ACCOUNT

     An Owner may allocate some or all of the Net Premiums and transfer some or all of the Policy Account Value to the Guaranteed Account, which is part of Provfirst Life's General Account and pays interest at declared rates guaranteed for each calendar year (subject to a minimum guaranteed interest rate of 4%). The principal, after deductions, is also guaranteed. Provfirst Life's General Account supports its insurance and annuity obligations. The Guaranteed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Account nor Provfirst Life's General Account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither Provfirst Life's General Account, the Guaranteed Account, nor any interest therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to these accounts which are included in this Prospectus are for prospective Owners' information and have not been reviewed by the SEC. However, such disclosures may be subject to certain general applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     The portion of the Policy Account Value allocated to the Guaranteed Account will be credited with rates of interest, as described below. Since the Guaranteed Account is part of Provfirst Life's General Account, Provfirst Life assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to Provfirst Life's general liabilities from business operations.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

     The Guaranteed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 4%. Provfirst Life will credit the Guaranteed Account Value with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since Provfirst Life, in its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Guaranteed Account will be credited with different current interest rates. The interest rate to be credited to each amount allocated or transferred to the Guaranteed Account will apply to the end of the calendar year in which such amount is received or transferred. At the end of the calendar year, Provfirst Life reserves the right to declare a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Guaranteed Account on that date). The rate declared on such amount and accrued interest thereon at the end of each calendar year will be guaranteed for the following calendar year. Any interest credited on the amounts in the Guaranteed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of Provfirst Life. The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

     Amounts deducted from the Guaranteed Account for partial withdrawals, Policy loans, transfers to the Separate Accounts or Subaccounts, Monthly Deductions or other changes are currently, for the purpose of crediting interest, accounted for on a last in, first out ("LIFO") method.

     Provfirst Life reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than a calendar year (except for the year in which such amount is received or transferred).

     Calculation of Guaranteed Account Value. The Guaranteed Account Value at any time is equal to amounts allocated and transferred to it plus interest credited to it, minus amounts deducted, transferred or withdrawn from it.

     Interest will be credited to the Guaranteed Account on each Policy Processing Day as follows: for amounts in the account for the entire Policy Month, from the beginning to the end of the month; for amounts allocated to the account during the prior Policy Month, from the date the Net Premium or loan repayment is allocated to the end of the month; for amounts transferred to the account during the Policy

Month, from the date of transfer to the end of the month; and for amounts deducted or withdrawn from the account during the prior Policy Month, from the beginning of the month to the date of deduction or withdrawal.

     Surrenders and partial withdrawals from the Guaranteed Account may be delayed for up to six months. (See "Payment of Policy Benefits.")

TRANSFERS FROM GUARANTEED ACCOUNT

     Within 30 days prior to or following any Policy Anniversary, one transfer is allowed from the Guaranteed Account to any or all of the Separate Accounts or Subaccounts. The amount transferred from the Guaranteed Account may not exceed 25% of the value of such account if the value of such account exceeds $1,000 or, if less, then the entire Guaranteed Account Value may be transferred on the applicable Policy Anniversary. If the written request for such transfer is received prior to the Policy Anniversary, the transfer will be made as of the Policy Anniversary; if the written request is received after the Policy Anniversary, the transfer will be made as of the date Provfirst Life receives the written request at its Service Center.

                            OTHER POLICY PROVISIONS

BENEFIT PAYABLE ON FINAL POLICY DATE

     If the Insured is living on the Final Policy Date (at Insured's Attained Age 100), Provfirst Life will pay the Owner the Policy Account Value less any outstanding Policy loan and accrued interest and any unpaid Monthly Deductions. Insurance coverage under the Policy will then end. Payment will generally be made within seven days of the Final Policy Date.

PAYMENT OF POLICY BENEFITS

     Insurance Proceeds under a Policy will ordinarily be paid to the Beneficiary within seven days after Provfirst Life receives proof of the Insured's death at its Service Center and all other requirements are satisfied. Insurance proceeds will be paid in a single sum unless an alternative settlement option has been selected.

     If Insurance Proceeds are payable in a single sum, interest at the annual rate of 3% or any higher rate declared by Provfirst Life or required by law is paid on the Insurance Proceeds from the date of death until payment is made.

     Any amounts payable as a result of surrender, partial withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of written request at Provfirst Life's Service Center in a form satisfactory to Provfirst Life.

     Generally, the amount of a payment from the Separate Accounts or Subaccounts will be determined as of the date of receipt by Provfirst Life of all required documents. However, Provfirst Life may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of Provfirst Life policyholders. As to amounts allocated to the Guaranteed Account, Provfirst Life may defer payment of any withdrawal or surrender of Net Cash Surrender Value and the making of a loan for up to six months after Provfirst Life receives a written request at its Service Center. Provfirst Life will allow interest, at a rate of 3% a year, on any payment Provfirst Life defers for 30 days or more as described above.

     The Owner may decide the form in which proceeds will be paid. During the Insured's lifetime, the Owner may arrange for the Insurance Proceeds to be paid in a lump sum or under a Settlement Option. These choices are also available upon surrender of the Policy for its Net Cash Surrender Value and for payment of the Policy Account Value on the Final Policy Date. If no election is made, payment will be made in a lump sum. The Beneficiary may also arrange for payment of the Insurance Proceeds in a lump sum or under a Settlement Option. If the Beneficiary is changed, any prior arrangements with respect to the Payment Option will be canceled.

THE POLICY

     The Policy and the application(s) attached thereto are the entire contract. Only statements made in the applications can be used to void the Policy or deny a claim. Provfirst Life assumes that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. Provfirst Life relies on those statements when it issues or changes a Policy. Only the President or a Vice President of Provfirst Life can agree to change or waive any provisions of the Policy and only in writing. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

OWNERSHIP

     The Owner is the Insured unless a different Owner is named in the application or thereafter changed. While the Insured is living, the Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by Provfirst Life. If the Insured and Owner are not the same, and the Owner dies before the Insured, these rights will vest in the estate of the Owner, unless otherwise provided.

BENEFICIARY

     The Beneficiary is designated in the application for the Policy, unless thereafter changed by the Owner during the Insured's lifetime by written notice to Provfirst Life. Any Insurance Proceeds for which there is not a designated Beneficiary surviving at the Insured's death are payable in a single sum to the Insured's executors or administrators.

CHANGE OF OWNER OR BENEFICIARY

     As long as the Policy is in force, the Owner or Beneficiary may be changed by written request in a form acceptable to Provfirst Life. If two or more persons are named as Beneficiaries, those surviving the Insured will share the Insurance Proceeds equally, unless otherwise stated. The change will take effect as of the date it is signed, whether or not the Insured is living when the request is received by Provfirst Life. Provfirst Life will not be responsible for any payment made or action taken before it receives the written request. A change in the Policy's ownership may have federal income tax consequences. (see "Tax Treatment of Policy Benefits.")

SPLIT DOLLAR ARRANGEMENTS

     The Owner or Owners may enter into a Split Dollar Arrangement between each other or another person or persons whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., Net Cash Surrender Value or Policy Proceeds) are split between the parties. There are different ways of allocating such rights.

     For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the Net Cash Surrender Value. The employee may designate the Beneficiary to receive any Death Proceeds in excess of the Net Cash Surrender Value. If the employee dies while such an arrangement is in effect, the employer would receive from the Death Proceeds the amount which he would have been entitled to receive upon surrender of the policy and the employee's Beneficiary would receive the balance of the proceeds.

     No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on Provfirst Life unless in writing and received by Provfirst Life.

     The parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

PROTECTION OF PROCEEDS

     Beneficiaries generally may not pledge or otherwise encumber or alienate payments under this Policy before they are due.

ASSIGNMENTS

     The Owner may assign any and all rights under the Policy. No assignment binds Provfirst Life unless in writing and received by Provfirst Life at its Service Center. Provfirst Life assumes no responsibility for determining whether an assignment is valid and the extent of the assignee's interest. All assignments will be subject to any Policy loan. The interest of any Beneficiary or other person will be subordinate to any assignment. A Beneficiary may not commute, encumber, or alienate Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee. To the extent permitted by applicable laws, no right or benefit under the Policy will be subject to claims of creditors, except as may be provided by assignment.

MISSTATEMENT OF AGE AND SEX

     If the Insured's age or sex has been misstated in the application, the Death Benefit and any benefits provided by riders will be such as the most recent Monthly Deductions would have provided at the correct age and sex. No adjustment will be made to the Policy Account Value.

SUICIDE

     In the event of the Insured's suicide within two years from the Issue Date of the Policy (except where state law requires a shorter period) Provfirst Life's liability is limited to the payment to the Beneficiary of a sum equal to the premiums paid less any Policy loan and accrued interest and any partial withdrawals.

     If the Insured commits suicide within two years (or shorter period required by state law) from the effective date of any Policy change which increases the Death Benefit, the amount which Provfirst Life will pay with respect to the increase will be the Monthly Deductions for the cost of insurance attributable to such increase and the expense charge for the increase.

CONTESTABILITY

     Provfirst Life has the right to contest the validity of a Policy based on material misstatements made in the application for the Policy or a change. However, Provfirst Life will not contest the Policy (or any change) after it (or the change) has been in force during the Insured's lifetime for two years.

SETTLEMENT OPTIONS

     In lieu of a single sum payment on death or surrender, an election may be made to apply the proceeds under any one of the fixed-benefit Settlement Options provided in the Policy. A guaranteed interest rate of 3% per year applies to all Options. Additional interest may be declared each year by Provfirst Life in its sole discretion. The options are briefly described below. Please refer to the Policy for more details.

     Proceeds at Interest Option. Left on deposit to accumulate with Provfirst Life with interest payable at 12, 6, 3, or 1 month intervals, as elected at a rate of at least 3% per year.

     installments of a Specified Amount Option. Payable in equal instalments of the amount elected with Provfirst Life's consent at 12, 6, 3, or 1 month intervals, as elected until proceeds applied under the Option and interest on the unpaid balance at 3% per year and any additional interest are exhausted.

     installments for a Specified Period Option. Payable in the number of equal monthly instalments set forth in the election. Payments may be increased by additional interest which would increase the instalments certain. The guaranteed interest rate is 3% per year.

     Life Income Option. Payable in equal monthly instalments during the payee's life. Payments will be made either with or without a guaranteed minimum number. If there is to be a minimum number of payments, they will be for either 120 or 240 months or until the proceeds applied under the Option are exhausted, as elected.

     Joint and Survivor Life Income. Payable in equal monthly instalments, with a number of instalments certain, during the joint lives of the payee and one other person and during the life of the survivor. The minimum number of payments will be for either 120 or 240 months, as elected.

                             SUPPLEMENTARY BENEFITS

     In addition to the ADB rider, the following riders offer other supplementary benefits. Most are subject to various age and underwriting requirements and, unless otherwise indicated, must be purchased when the Policy is issued. The cost of each rider is included in the monthly deduction.

     Disability Waiver Benefit. A Disability Waiver Benefit rider provides that in the event of the Insured's total disability before Attained Age 60 and continuing for at least six months, Provfirst Life will apply a premium payment to the Policy on each Policy Processing Day during the first five Policy Years (the amount of the payment will be based on the Minimum Annual Premium). Provfirst Life will also waive all monthly deductions after the commencement of and during the continuance of such total disability after the first five Policy Years.

     Disability Waiver of Premium Benefit. A Policy may include the Disability Waiver of Premium Benefit rider that provides that, in the event of the Insured's total disability before Attained Age 60 and continuing for at least 180 days, Provfirst Life will apply a premium payment to the Policy on each Policy Processing Day prior to Insured's Attained Age 65 and while the Insured remains totally disabled.

     At the time of application, a monthly benefit amount is selected by the Owner. This amount is generally intended to reflect the amount of the premiums expected to be paid monthly. In the event of Insured's total disability the amount of the premium payment applied on each Policy Processing Day will be the lesser of: (a) the monthly benefit amount; or (b) the monthly average of the premium payments less partial withdrawals for the Policy since its Policy Date. An Owner cannot elect this rider and another disability waiver benefit rider with the same Policy.

     Change of Insured. A Change of Insured rider permits the Owner to change the Insured, subject to certain conditions and evidence of insurability. The Monthly Deduction for the cost of insurance is adjusted to that for the New Insured as of the effective date of the change.

     Children's Term Rider. A Children's Term Insurance rider provides level term insurance on each insured child until the earlier of age 25 of the child or the Policy Anniversary nearest the Insured's 65th birthday. When the term insurance expires on the life of an insured child, it may be converted without evidence of insurability to a whole life policy providing a level face amount of insurance and a level premium. The new policy may be up to five times the amount of the term insurance.

     The rider is issued to provide between $5,000 and $15,000 of term insurance on each insured child. Each insured child under a rider will have the same amount of insurance. This rider must be selected at the time of application for the Policy or an increase in Face Amount.

     Other Insured Convertible Term Life Insurance. An Other Insured Convertible Term Life Insurance rider provides additional term insurance on an insured other than the Insured, on whom the Insured has an insurable interest. This rider will terminate at the earlier of attained age 100 (80 in New York) of the Other Insured or at the termination or maturity of the Policy. If the Policy is extended by the Final Policy Date Extension rider, the Convertible Term Life Insurance rider will terminate on the original maturity date.

     Guaranteed Minimum Death Benefit. A Guaranteed Minimum Death Benefit rider provides a guarantee that if the cumulative premiums paid less partial withdrawals and outstanding loans exceed the cumulative minimum premiums to date, the Policy will not lapse prior to the end of the Death Benefit Guarantee Period shown on page 3 of the Policy Schedule. If the rider is added, the Monthly Deduction will be increased by $0.01 per every $1,000 of Face Amount in force under the Policy. The rider and the additional Monthly Deduction will terminate: (1) upon written request; (2) upon surrender or other termination of the Policy; or (3) at the expiration of the Death Benefit Guarantee Period. The Guaranteed Minimum Death Benefit rider and the Convertible Term Life Insurance rider may not be issued on the same Policy.

     Final Policy Date Extension. A Final Policy Date Extension rider extends the Final Policy Date of a Policy 20 years from the original Final Policy Date. It may only be added on or after the anniversary nearest the younger insured's 90th birthday. There is no charge for adding this rider. The death benefit after the original Final Policy Date will be the Policy Account Value. All other riders attached and in effect on the original Final Policy Date will terminate on the original Final Policy Date.

     The tax consequences of (1) adding a Final Policy Date Extension rider to the Policy, and (2) the Policy continuing in force after the Insured's 100th birthday are uncertain. Prospective Owners and Owners considering the addition of a Final Policy Date Extension to a Policy should consult their own legal or other advisors as to such consequences.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon Provfirst Life's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements should be applied is limited. Nevertheless, Provfirst Life believes that Policies issued on a standard premium class basis should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard basis, and it is not clear whether such Policies will in all cases satisfy the applicable requirements, particularly if the Owner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an Owner to allocate premium payments and the Policy Account Value and the narrow investment objective of certain Portfolios, have not been explicitly addressed in published rulings. While Provfirst Life believes that the Policies do not give Owners investment control over Separate Account assets, Provfirst Life reserves the right to modify the Policies as necessary to prevent an Owner from being treated as the owner of the Separate Account assets supporting the Policy.

     In addition, the Code requires that the investments of the Separate Accounts be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Accounts, through the Portfolios, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     In General. Provfirst Life believes that the death benefit under a Policy should be excludible from the gross income of the beneficiary.

     Federal, state and local transfer, estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. A tax adviser should be consulted on these consequences.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy years or seven years following a material change to the Policy. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective Owner should consult with a competent adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     Distributions Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

     - All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and withdrawals, are treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner's investment in the Policy only after all gain has been distributed.

     - Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed in same manner as surrenders and withdrawals.

     - A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary or designated beneficiary.

     Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans after the later of the Policy's 10th anniversary or Attained Age 60 is less clear and a tax adviser should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

     Investment in the Policy. The Owner's investment in the Policy is generally the aggregate premium payments. When a distribution is taken from the Policy, the Owner's investment in the Policy is reduced by the amount of the distribution that is tax-free.

     Policy Loans. In general, interest on a Policy loan will not be deductible. Before taking out a Policy loan, an Owner should consult a tax adviser as to the tax consequences.

     Multiple Policies. All Modified Endowment Contracts that are issued by Provfirst Life (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

     Accelerated Death Benefit Rider. The Federal income tax consequences associated with the Accelerated Death Benefit rider are uncertain. Owners should consult a qualified tax adviser about the
consequences of requesting payment under this rider. (See p.   for more
information regarding the Rider.)

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS

     If a Policy is purchased by a pension or profit-sharing plan, or similar deferred compensation arrangement, the Federal, state and estate tax consequences could differ. A competent tax adviser should be consulted in connection with such a purchase.

     The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. Provfirst Life reports this cost (generally referred to as the "P.S. 58" cost) to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy Account Value is not taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

     Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

BUSINESS USES OF THE POLICY

     Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If an Owner is purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, he or she should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

POSSIBLE TAX LAW CHANGES

     Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

PROVFIRST LIFE'S TAXES

     Under current Federal income tax law, Provfirst Life is not taxed on the Separate Accounts' operations. Thus, currently Provfirst Life does not deduct charges from the Separate Accounts for its Federal income taxes. Provfirst Life reserves the right to charge the Separate Accounts for any future Federal income taxes that it may incur.

     Under current laws in several states, Provfirst Life may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, Provfirst Life may deduct charges for such taxes.

           POLICIES ISSUED IN CONJUNCTION WITH EMPLOYEE BENEFIT PLANS

     Policies may be acquired in conjunction with employee benefit plans ("EBS Policies"), including the funding of qualified pension plans meeting the requirements of Section 401 of the Code. For EBS Policies, the maximum mortality rates used to determine the monthly Cost of Insurance Charge are based on the

Commissioners' 1980 Standard Ordinary Mortality Tables NB and SB. Under these Tables, mortality rates are the same for male and female Insureds of a particular Attained Age and Premium Class. (See "Monthly Deductions.") Illustrations reflecting the premiums and charges for EBS Policies will be provided upon request to purchasers of such Policies. There is no provision for misstatement of sex in the EBS Policies. Also, the rates used to determine the amount payable under a particular Settlement Option will be the same for male and female Insureds. (See "Settlement Options.")

              LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

     In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policies offered by this Prospectus (other than Policies issued in states which require "unisex" policies (currently Montana) and EBS Policies are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

                                 VOTING RIGHTS

     All of the assets held in the Growth, Money Market, Bond, Aggressive Growth, and International Separate Accounts and the Subaccounts of the Variable Account will be invested in shares of corresponding portfolios of the Funds. The Funds do not hold routine annual shareholders' meetings. Shareholders' meetings will be called whenever each Fund believes that it is necessary to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund. Provfirst Life is the legal owner of Fund shares and as such has the right to vote upon any matter that may be voted upon at a shareholders' meeting. However, in accordance with its view of present applicable law, Provfirst Life will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio in accordance with instructions received from Owners. Fund shares held in each Separate Account or Subaccount for which no timely instructions from policyowners are received will be voted by Provfirst Life in the same proportion as those shares in that Separate Account or Subaccount for which instructions are received.

     Each Owner having a voting interest will be sent proxy material and a form for giving voting instructions. Owners may vote, by proxy or in person, only as to the Portfolios that correspond to the Separate Accounts or Subaccounts in which their Policy values are allocated. The number of shares held in each Separate Account or Subaccount attributable to a Policy for which the Owner may provide voting instructions will be determined by dividing the Policy's value in that account by the net asset value of one share of the corresponding Portfolio as of the record date for the shareholder meeting. Fractional shares will be counted. For each share of a Portfolio for which Owners have no interest, Provfirst Life will cast votes, for or against any matter, in the same proportion as Owners vote.

     If required by state insurance officials, Provfirst Life may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios. In addition, Provfirst Life may disregard voting instructions in favor of changes initiated by an Owner or the Fund's Board of Directors provided that Provfirst Life's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purposes, and the effect the change would have on Provfirst Life. If Provfirst Life does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next semi-annual report to Owners.

                   CHANGES TO THE SEPARATE ACCOUNTS OR FUNDS

CHANGES TO SEPARATE ACCOUNT OPERATIONS

     The voting rights described in this Prospectus are created under applicable Federal securities laws and regulations. If these laws or regulations change to eliminate the necessity to solicit voting instructions from Owners or restrict such voting rights, Provfirst Life reserves the right to proceed in accordance with any such changed laws or regulations.

     Provfirst Life also reserves the right, subject to compliance with applicable law, including approval of Owners, if so required: (1) to transfer assets supporting the Policies from one Subaccount to another or from the Variable Account to another Separate Account, (2) to create additional separate accounts, (3) to create additional Subaccounts, or combine or remove Subaccounts from the Variable Account or to create other separate accounts, or to combine any two or more Separate Accounts or Subaccounts, (4) to operate one or more of the Separate Accounts or Subaccounts as a management investment company under the 1940 Act, or in any other form permitted by law; (5) to deregister the unit investment trust under the 1940 Act; and (6) to modify the provisions of the Policies to comply with applicable laws.

CHANGES TO AVAILABLE PORTFOLIOS

     It is possible that Provfirst Life may determine that one or more of the Portfolios may become unsuitable for investment by the corresponding Separate Account or Subaccount because of a change in investment policy, or a change in the tax laws, or because the shares or units are no longer available for investment or for any other reasonable cause. In that event, Provfirst Life may seek to substitute the shares of another Portfolio or of a Portfolio of a Fund not currently available under the Policies. If required by law, the approval of the SEC and possibly one or more state insurance departments would be obtained.

     Each of the Funds sells its shares to the Variable Account in accordance with the terms of a participation agreement between it and Provfirst Life. The termination provisions of those agreements vary. Should an agreement between Provfirst Life and a Fund terminate, the Variable Account will not be able to purchase additional shares of that Fund. In that event, Owners would no longer be able to allocate Policy Account Value or Net Premium Payments to Subaccounts investing in Portfolios of that Fund. Additionally, in certain circumstances, it is possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement between the Fund and Provfirst Life has not been terminated. In such an event, Provfirst Life will not be able to honor requests of Owners to allocate their Policy Account Value or Net Premium Payments to Subaccounts investing in shares of Portfolios of that Fund.

TERMINATION OF PARTICIPATION AGREEMENTS

     The participation agreements pursuant to which the Funds sell their shares to Subaccounts of the Variable Account contain varying provisions regarding termination. The following summarizes those provisions:

          The Alger American Fund. The Agreement with The Alger American Fund provides for termination: 1) by either party on 60 days written notice to the other; 2) by Alger if the Policies cease to qualify as annuity contracts or life insurance policies under the Code or the Policies are not registered, issued or sold in accordance with applicable laws; 3) by any party in the event of a material irreconcilable conflict; 4) by Provfirst Life in the event that formal proceedings are initiated against Alger or the distributor by the SEC or another regulator; 5) by Provfirst Life in the event the Portfolio or trust fails to meet the diversification requirements; 6) by Provfirst Life if shares are not reasonably available;
     7) by Provfirst Life if shares of the Portfolio are not registered, issued or sold in accordance with applicable laws or applicable law precludes the use of such shares; 8) by Provfirst Life if Alger fails to qualify as a regulated investment company under Subchapter M of the Code; or

     9) by Alger's principal underwriter if it determines that Provfirst Life has suffered a material adverse change in its business, operation, financial condition or prospects.

          Variable Insurance Products Fund and Variable Insurance Products Fund
     II. The Agreements provide for termination 1) upon six months' advance notice by either party, 2) at Provfirst Life's option if shares of the Fund are not reasonably available to meet requirements of the policies, 3) at Provfirst Life's option if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, if the Fund ceases to qualify as a regulated investment company under the Code or for a Portfolio of the Fund in the event such Portfolio fails to meet diversification requirements under the Code, 4) at the option of the Fund or its principal underwriter if it determines that Provfirst Life has suffered material adverse changes in its business or financial condition or is subject to material adverse publicity, 5) at the option of Provfirst Life if the Fund has suffered material adverse changes in its business or financial condition or is a subject of material adverse publicity, or 6) at the option of the Fund or its principal underwriter if Provfirst Life decides to make another mutual fund available as a funding vehicle for its policies.

          Neuberger Berman Advisers Management Trust. This Agreement may be terminated by either party on six months' written notice to the other.

          Van Eck Worldwide Insurance Trust. The agreement with Van Eck Trust provides for termination 1) by Provfirst Life, Van Eck Trust or Van Eck Trust's Distributor upon six months prior written notice or in the event that formal proceedings are initiated against the other party by the SEC or another regulator, 2) by Provfirst Life or Van Eck Trust in the event that shares of Van Eck Trust subject to the agreement are not registered, offered or sold in conformity with applicable law or such law precludes the use of Trust shares, 3) by Provfirst Life upon reasonable notice if shares of one of the then available Portfolios of Van Eck Trust are not longer available or upon sixty days notice if Provfirst Life should substitute shares of another fund or Fund for those of Van Eck Trust, 4) by Provfirst Life if a Portfolio fails to meet the diversification and other requirements of the Internal Revenue Code, or Provfirst Life reasonably believes it may fail to do so, 5) upon assignment of the agreement unless both parties agree to the assignment in writing.

                    OFFICERS AND DIRECTORS OF PROVFIRST LIFE

                                                            PRINCIPAL OCCUPATION
          NAME AND POSITION*                             DURING THE PAST FIVE YEARS
          ------------------                             --------------------------
Robert W. Kloss
  President, Chief Executive
  Officer and Director.................  1996 to present -- President and Chief Executive Officer of Provfirst Life; 1994 to 1996 -- President and Chief
                                         Operating Officer of Provfirst Life; 1986 to
                                         1994 -- President and Chief Executive Officer of Covenant
                                         Life Insurance Company.
Edward R. Book
  Director.............................  1996 to present -- President of USA National Tourism
  16 Meredith Road                       Organization, Inc.; 1995-1996 -- Past-President and
  Wynnewood, PA 19096                    Consultant of Travel Industry Association of America; 1989
                                         to 1994 -- President of Travel Industry Association of
                                         America.
Dorothy M. Brown
  Director.............................  1992 to present -- Acting President of the Pennsylvania
  16 Meredith Road                       Academy of the Fine Arts.
  Wynnewood, PA 19096
Robert J. Casale
  Director.............................  1988 to present -- Group President/Brokerage Information
  2 Journal Square                       Services Group of Automatic Data Processing Inc.
  Jersey City, NJ 07306
Nicholas DeBenedictus
  Director.............................  1993 to present -- Chairman, President and Chief Executive
  Philadelphia Suburban Corp.            Officer of Philadelphia Suburban Corporation.
  762 Lancaster Avenue
  Bryn Mawr, PA 19010
Philip C. Herr, II
  Director.............................  1961 to present -- Partner of Herr, Potts & Herr.
  Herr, Potts & Herr
  100 Matsonford Road
  Suite 446
  Radnor, PA 19087
J. Richard Jones
  Director.............................  1981 to present -- President and Chief Executive Officer
  100 North 20th Street                  of Jackson- Cross Company.
  Philadelphia, PA 19103
John P. Neafsey
  Director.............................  1993 to present -- President of JN Associates.
  13 Valley Road
  So. Norwalk, CT 06854
Charles L. Orr
  Director.............................  1993 to present -- President and Chief Executive Officer
  Shaklee Corporation                    of Shaklee Corporation; 1990 to 1993 -- President of
  Shaklee Terraces                       Shaklee U.S., Inc.
  444 Market Street
  San Francisco, CA 94111
Donald A. Scott
  Director.............................  1964 to present--Senior Partner of Morgan, Lewis and
  200 One Logan Square                   Bockius.
  Philadelphia, PA 19103
John J. F. Sherrerd
  Director.............................  1969 to present -- Partner of Miller, Anderson & Sherrerd.
  One Tower Bridge
  West Conshohocken, PA 19428

                                                            PRINCIPAL OCCUPATION
          NAME AND POSITION*                             DURING THE PAST FIVE YEARS
          ------------------                             --------------------------
Harold A. Sorgenti
  Director.............................  1995 to present -- Partner at Sorgenti, Investment
  Mellon Center, Suite 3905              Partners; 1991 to 1995 -- Partner of The Freedom Group
  1735 Market Street                     Partnership.
  Philadelphia, PA 19103

Alan F. Hinkle
  Director, Executive Vice
  President and Chief Actuary..........  1996 to present -- Executive Vice President and Chief
                                         Actuary of Provfirst Life; 1974-1996 -- Vice President and
                                         Individual Actuary.
James G. Potter, Jr.
  Executive Vice President,
  General Counsel and Secretary........  1997 to present -- Executive Vice President, General
                                         Counsel & Secretary of Provfirst America Life Insurance
                                         Company; 1989 to 1997 -- Chief Legal Officer of Prudential
                                         Banks.
Joan C. Tucker
  Executive Vice President,
  Insurance Operations.................  1996 to present -- Executive Vice President, Insurance
                                         Operations at Provfirst Life; 1996 -- Senior Vice
                                         President, Insurance Operations of Provfirst Life;
                                         1993-1996 -- Vice President Individual Insurance
                                         Operations at Provfirst Life.
Mary Lynn Finelli
  Executive Vice President
  and Chief Financial Controller
  Officer..............................  1996 to present -- Executive Vice President and Chief
                                         Financial Officer of Provfirst Life; 1986 to 1996 -- Vice
                                         President and Controller of Provfirst Life.
Craig L. Snyder
  Vice President, Mortgage Loans
  and Real Estate......................  1979 to present -- Vice President Mortgage Loans and Real
                                         Estate at Provfirst Life.
Linda M. Springer
  Vice President and Controller........  1996 to present -- Vice President and controller of
                                         Provfirst Life; 1995 to 1996 -- Assistant Vice President
                                         and Actuary of Provfirst Life.
Rosanne Gatta
  Vice President and Treasurer.........  1994 to present -- Vice President and Treasurer of
                                         Provfirst Life; 1985 to 1994 -- Assistant Vice President
                                         and Treasurer of Provfirst Life.

---------------
* Unless otherwise indicated, the address is 1050 Westlakes Drive, Berwyn, Pennsylvania 19312.

     A Fidelity Bond in the amount of $10 million covering Provfirst Life's officers and employees has been issued by Aetna Casualty and Surety Company.

                            DISTRIBUTION OF POLICIES

     Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell Provfirst Life's variable life insurance policies, and who are also registered representatives of 1717 Capital Management Company ("1717") or registered representatives of broker/dealers who have Selling Agreements with 1717 or registered representatives of broker/dealers who have Selling Agreements with such broker/dealers. 1717, whose address is Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850, is a registered broker/dealer under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the
"NASD"). 1717 was organized under the Laws of           on             , 19  ,
and is an indirect wholly-owned subsidiary of Provfirst Life. 1717 acts as the principal underwriter of the Policies (as well as other variable life policies) pursuant to an Underwriting Agreement to which the Accounts, 1717 and Provfirst Life are parties. 1717 retains no compensation as principal underwriter of the Policies. 1717 is also the principal underwriter of variable annuity contracts issued by Provfirst Life and variable life and annuity contracts issued by Provfirst Life.

     The insurance underwriting and the determination of a proposed Insured's Premium Class and whether to accept or reject an application for a Policy is done by Provfirst Life. Provfirst Life will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the Free-Look provision.

     Agents are compensated for sales of the Policies on a commission and service fee basis and with other forms of compensation. During the first Policy Year, agent commissions will not be more than 50% of the premiums paid up to a target amount (used only to determine commission payments) and 2% of the premiums paid in excess of that amount. Agent commissions will not be more than 5% of premiums paid for Policy Years 2 through 10 and for years 11 and later, 2% of the premiums paid. However, for each premium received within 10 years following an increase in Face Amount, agent commissions on the premium paid up to the target amount for the increase in each year will be calculated using the commission rates for the corresponding Policy Year. Agents may also receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value, depending upon the circumstances. The annual renewal compensation will be computed on the Policy Anniversary beginning at the end of the second Policy Year. Agents may also receive expense allowances or bonuses. The agent may be required to return the first year commission less the deferred sales charge imposed if a Policy is not continued through the first Policy Year.

                                 POLICY REPORTS

     At least once each Policy Year a statement will be sent to the Owner describing the status of the Policy, including setting forth the Face Amount, the current Death Benefit, any Policy loans and accrued interest, the current Policy Account Value, the Guaranteed Account Value, the Loan Account Value, the value in each Separate Account, premiums paid since the last report, charges deducted since the last report, any partial withdrawals since the last report, and the current Net Cash Surrender Value. At the present time, Provfirst Life plans to send these Policy Statements on a quarterly basis. In addition, a statement will be sent to an Owner showing the status of the Policy following the transfer of amounts from one Separate Account or Subaccount of a Separate Account to another (excluding automatic rebalancing of Policy Account Value), the taking a loan, a repayment of a loan, a partial withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the Automatic Payment Plan). An Owner may request that a similar report be prepared at other times. Provfirst Life may charge a reasonable fee for such requested reports and may limit the scope and frequency of such requested reports.

     An Owner will be sent a semi-annual report containing the financial statements of each Portfolio in which he or she is invested.

                            PREPARING FOR YEAR 2000

     Like all financial services providers, Provfirst Life and its affiliates utilize systems that may be affected by Year 2000 transition issues and they rely on service providers, including banks, custodians, administrators, and investment managers that also may be affected. Provfirst Life and its affiliates have developed, and are in the process of implementing, a Year 2000 transition plan, and are confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on Provfirst Life. However, as of the date of this prospectus, it is not anticipated that Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. Provfirst Life currently anticipate that their systems will be Year 2000 compliant on or about January 1, 1999 but there can be no assurance that Provfirst Life will be successful, or that interaction with other service providers will not impair Provfirst Life's services at that time.

                                STATE REGULATION

     Provfirst Life is subject to regulation and supervision by the Insurance Department of the State of Pennsylvania which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Policy form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold. Provfirst Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

                               LEGAL PROCEEDINGS

     Provfirst Life and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Provfirst Life believes that as of the date of this Prospectus there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or Provfirst Life.

                                    EXPERTS

     The Financial Statements listed on Page F-1, have been included in this Prospectus, in reliance on the reports of PriceWaterhouseCoopers, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     Actuarial matters included in the Prospectus have been examined by Scott V. Carney, FSA, MAAA, Vice President and Actuary of Provfirst Life, as stated in his opinion filed as an exhibit to the Registration Statement.

                                 LEGAL MATTERS

     Sutherland Asbill & Brennan LLP, of Washington, D.C. has provided advice relating to certain aspects of federal securities law applicable to the issue and sale of the Policies. James G. Potter, Jr., Esq., General Counsel of Provfirst America Life Insurance Company, has provided advice on certain matters relating to the laws of Pennsylvania regarding the Policies and Provfirst Life's issuance of the Policies.

                                  DEFINITIONS

ADDITIONAL SURRENDER CHARGE...   The separately determined deferred
                                 administrative charge and deferred sales charge deducted from the Policy Account Value upon surrender or lapse of the Policy within 12 years of the effective date of an increase in Face Amount. A pro-rata Additional Surrender
                                 Charge will be deducted for a reduction in Face
                                 Amount within 12 years of the effective date of a Face Amount increase. The Maximum Additional
                                 Surrender Charge will be shown in the Policy
                                 Schedule Pages reflecting the Face Amount increase.

ATTAINED AGE..................   The Issue Age of the Insured plus the number of
                                 full Policy Years since the Policy Date.

BENEFICIARY...................   The person(s) or entity(ies) designated to
                                 receive all or some of the Insurance Proceeds when the Insured dies. The Beneficiary is designated in the application or if subsequently changed, as shown in the latest change filed with Provfirst Life. If no Beneficiary survives and unless otherwise provided, the Insured's estate will be the Beneficiary.

CASH SURRENDER VALUE..........   The Policy Account Value minus any applicable
                                 Surrender Charge or Additional Surrender
                                 Charge.

DEATH BENEFIT.................   Under Option A, the greater of the Face Amount
                                 or a percentage of the Policy Account Value on the date of death; under Option B, the greater of the Face Amount plus the Policy Account
                                 Value on the date of death, or a percentage of the Policy Account Value on the date of death.

DURATION......................   The number of full years the insurance has been
                                 in force -- for the Initial Face Amount, measured from the Policy Date; for any increase in Face Amount, measured from the effective date of such increase.

FACE AMOUNT...................   The Initial Face Amount plus any increases in
                                 Face Amount and minus any decreases in Face
                                 Amount.

FINAL POLICY DATE.............   The Policy Anniversary nearest Insured's
                                 Attained Age 100 at which time the Policy
                                 Account Value, if any, (less any outstanding
                                 Policy loan and accrued interest) will be paid to the Owner if the Insured is living. The
                                 Policy will end on the Final Policy Date.

GRACE PERIOD..................   The 61-day period allowed for payment of a
                                 premium following the date Provfirst Life mails notice of the amount required to keep the Policy in force.

GUIDELINE ANNUAL PREMIUM......   The "guideline annual premium" as defined in
                                 applicable regulations under the 1940 Act. It is approximately equal to the amount of premium that would be required on an annual basis to keep the Policy in force if the Policy had a mandatory fixed premium schedule assuming
                                 (among other things) a 5% net investment return.

INITIAL FACE AMOUNT...........   The Face Amount of the Policy on the Issue
                                 Date. The Face Amount may be increased or decreased after issue.

INSURANCE PROCEEDS............   The net amount to be paid to the Beneficiary
                                 when the Insured dies.

INSURED.......................   The person upon whose life the Policy is
                                 issued.

ISSUE AGE.....................   The age of the Insured at his or her birthday
                                 nearest the Policy Date. The Issue Age is stated in the Policy.

LOAN ACCOUNT..................   The account to which the collateral for the
                                 amount of any Policy loan is transferred from the Separate Accounts, Subaccounts and/or the Guaranteed Account.

MINIMUM ANNUAL PREMIUM........   The annual amount which is used to determine
                                 the Minimum Guarantee Premium. This amount is stated in each Policy.

MINIMUM FACE AMOUNT...........   The Minimum Face Amount is $50,000 for all
                                 Premium Classes except preferred. For the preferred Premium Class, the Minimum Face
                                 Amount is $100,000.

MINIMUM GUARANTEE PREMIUM.....   The Minimum Annual Premium multiplied by the
                                 number of months since the Policy Date
                                 (including the current month) divided by 12.

MINIMUM INITIAL PREMIUM.......   Equal to the Minimum Annual Premium multiplied
                                 by the following factor for the specified premium mode at issue: Annual -- 1.0;
                                 Semi-annual -- 0.5; Quarterly -- 0.25;
                                 Monthly -- 0.167.

MONTHLY DEDUCTIONS............   The amount deducted from the Policy Account
                                 Value on each Policy Processing Day. It
                                 includes the Monthly Administrative Charge, the initial Administrative Charge, the Monthly Cost of Insurance Charge, and the monthly cost of any benefits provided by riders.

NET AMOUNT AT RISK............   The amount by which the Death Benefit exceeds
                                 the Policy Account Value.

NET CASH SURRENDER VALUE......   The Cash Surrender Value minus any outstanding
                                 Policy loans and accrued interest.

NET PREMIUMS..................   The remainder of a premium after the deduction
                                 of the Premium Expense Charge.

OWNER.........................   The person(s) or entity(ies) entitled to
                                 exercise the rights granted in the Policy.

PLANNED PERIODIC PREMIUM......   The premium amount which the Owner plans to pay
                                 at the frequency selected. The Owner is
                                 entitled to receive a reminder notice and change the amount of the Planned Periodic
                                 Premium. The Owner is not required to pay the Planned Periodic Premium.

POLICY ACCOUNT VALUE..........   The sum of the Policy's values in the Separate
                                 Accounts, the Guaranteed Account, and the Loan
                                 Account.

POLICY ANNIVERSARY............   The same day and month as the Policy Date in
                                 each later year.

POLICY DATE...................   The date set forth in the Policy that is used
                                 to determine Policy Years and Policy Processing
                                 Days. The Policy Date is generally the same as the Issue Date but may be another date mutually agreed upon by Provfirst Life and the proposed
                                 Insured.

POLICY ISSUE DATE.............   The date on which the Policy is issued. It is
                                 used to measure suicide and contestable
                                 periods.

POLICY PROCESSING DAY.........   The day in each calendar month which is the
                                 same day of the month as the Policy Date. The first Policy Processing Day is the Policy Date.

POLICY YEAR...................   A year that starts on the Policy Date or on a
                                 Policy Anniversary.

PREMIUM CLASS.................   The classification of the Insured for cost of
                                 insurance purposes. The classes are: standard;
                                 nonsmoker; with extra rating, nonsmoker with extra rating, and preferred.

PREMIUM EXPENSE CHARGE........   The amount deducted from a premium payment
                                 which consists of the Premium Tax Charge and the Percent of Premium Charge.

SPECIAL POLICY ACCOUNT VALUE
CREDIT........................   An amount that is added to the Policy Value in
                                 the Separate Accounts or Subaccounts on any Policy processing day after the Policy has been in force for at least 15 years or when the Policy Account Value equals or exceeds
                                 $100,000.

SUBACCOUNT....................   A division of the Provident Mutual Variable
                                 Separate Account. The assets of each Subaccount are invested exclusively in a corresponding
                                 Portfolio that is part of one of the Funds.

SURRENDER CHARGE..............   The amount deducted from the Policy Account
                                 Value upon lapse or surrender of the Policy during the first 12 Policy Years. A pro-rata
                                 Surrender Charge will be deducted upon a decrease in the Initial Face Amount during the first 12 Policy Years. The Maximum Surrender
                                 Charge is shown in the Policy. The Surrender
                                 Charge is determined separately from the Additional Surrender Charge.

TARGET PREMIUM................   An amount of premium payments, computed
                                 separately for each increment of Face Amount, used to compute Surrender Charges and Additional Surrender Charges.

VALUATION DAY.................   Each day that the New York Stock Exchange is
                                 open for business and any other day on which there is a sufficient degree of trading with respect to a Separate Account's portfolio of securities to materially affect the value of that Separate Account.

VALUATION PERIOD..............   The time between two successive Valuation Days.
                                 Each Valuation Period includes a Valuation Day and any non-Valuation Day or consecutive non-Valuation Days immediately preceding it.

                                   APPENDIX A
             ILLUSTRATION OF DEATH BENEFITS, POLICY ACCOUNT VALUES
                         AND NET CASH SURRENDER VALUES

     The following tables illustrate how the Death Benefits, Policy Account Values and Net Cash Surrender Values of a Policy may change with the investment experience of the Separate Accounts and Subaccounts. The tables show how the Death Benefits, Policy Account Values and Net Cash Surrender Values of a Policy issued to an Insured of a given age and sex would vary over time if the investment return on the assets held in each Portfolio were a uniform, gross, annual rate of 0%, 6% and 12%.

     The tables on pages A-3 to A-8 illustrate a Policy issued to a male Insured, Age 40 in the Preferred Premium Class with a Face Amount of $100,000 and a Planned Periodic Premium of $1,000 paid at the beginning of each Policy Year. The Death Benefits, Policy Account Values and Net Cash Surrender Values would be lower if the Insured was in a nonsmoker or smoker class or a class with extra ratings since the cost of insurance charges would increase. Also, the values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

     The second column of the tables show the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually. The columns shown under the heading "Guaranteed" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the maximum level permitted under the Policy (based on the 1980 CSO Smoker/Nonsmoker Table), a Premium Expense Charge of 5%, maximum monthly administrative fee of $12 and a daily charge for mortality and expense risks equivalent to an annual rate of 0.90% with the additional Subaccount credit of 0.03% per month after the Policy is in force for 15 years or the sum of the values in the Subaccount and Guaranteed Account equal or exceed $100,000; the columns under the heading "Current" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the current cost of insurance rate, a Premium Expense Charge of 3.5%, current monthly administrative fee of $7.50 and a daily charge for mortality and expense risks equivalent to an annual rate of 0.75% with the additional Subaccount credit of 0.03% per month after the Policy is in force for 15 years or the sum of the values in the Subaccount and Guaranteed Account equal or exceed $100,000.

     The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending upon how premiums are allocated. The total of the asset charges reflected in the Current and Guaranteed illustrations, including the Mortality and Expense Risk Charge listed above, is 1.58% and 1.73%, respectively. This total charge is based on an assumption that an Owner allocates the Policy values equally among each available Separate Account and Subaccount.

     These asset charges reflect an investment advisory fee of 0.67% which represents an average of the fees incurred by the Portfolios during the most recent fiscal year and expenses of 0.16% which is based on an average of the actual expenses incurred by the Portfolios during the most recent fiscal year. For all of the Portfolios, the annual expenses used in the illustrations are net of certain reimbursements that may or may not continue. In the event that reimbursements do not continue for any Portfolio that is receiving them, the Portfolio's actual expenses would increase and this would likely increase the average expense figure on which the illustrations are based. See "Table of Fund Fees and Expenses" for more information about such reimbursements.

     Currently there is an expense reimbursement agreement between Provfirst Life and MS Fund pursuant to which Provfirst Life reimburses MS Fund expenses, excluding investment advisory fees, in excess of 0.40% for all Portfolios except the International Portfolio and 0.75% for the International Portfolio. There was no reimbursement in 1997. The Fund expenses, excluding advisory fees, during 1997 were 0.11% for the Growth Portfolio, 0.14% for the Money Market Portfolio, 0.22% for the Bond Portfolio, 0.17% for the Managed Portfolio, 0.18% for the Aggressive Growth Portfolio and 0.27% for the

International Portfolio. It is anticipated that this agreement will continue past the current year. If it does not continue, Fund expenses may increase.

     Absent reimbursements, the investment advisory fees and other expenses during the most recent fiscal year for the portfolios were:

          VIP Fund Equity Income Portfolio 0.58%, VIP Fund Growth Portfolio 0.69%, VIP Fund Overseas Portfolio 0.91%, VIP Fund II Asset Manager Portfolio 0.65%, VIP Fund II Index 500 Portfolio 0.40%, VIP Fund II Contrafund Portfolio 0.71% and Van Eck Worldwide Hard Assets Portfolio 1.18%.

     The tables also reflect the fact that no charges for federal or state income taxes are currently made against the Separate Accounts and Subaccounts. If such a charge is made in the future, it would take a higher gross annual rate of return to produce the same Policy values.

     The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid and allocated as indicated, no amounts are allocated to the Guaranteed Account, and no Policy loans are made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount, that no partial withdrawals have been made and no transfers have been made in any Policy Year.

     Upon request, PLACA will provide a comparable illustration of future benefits under the Policy based upon the proposed Insured's Age and Premium Class, the Death Benefit Option, Face Amount, Planned Periodic Premiums and riders requested. Provfirst Life reserves the right to charge a reasonable fee for this service to persons who request more than one policy illustration during a Policy year.

    PROVIDENT MUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION A      ANNUAL PREMIUM       $1,000

     ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0% (NET RATE OF   %)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         358          0     100,000      621          0     100,000
   2        2,153         900          0     100,000    1,275         85     100,000
   3        3,310       1,417         52     100,000    1,903        538     100,000
   4        4,526       1,907        542     100,000    2,501      1,136     100,000
   5        5,802       2,368      1,003     100,000    3,070      1,705     100,000
   6        7,142       2,800      1,435     100,000    3,606      2,241     100,000
   7        8,549       3,199      2,029     100,000    4,117      2,947     100,000
   8       10,027       3,565      2,590     100,000    4,600      3,625     100,000
   9       11,578       3,897      3,117     100,000    5,056      4,276     100,000
  10       13,207       4,191      3,606     100,000    5,481      4,896     100,000
  11       14,917       4,446      4,056     100,000    5,878      5,488     100,000
  12       16,713       4,657      4,462     100,000    6,239      6,044     100,000
  13       18,599       4,817      4,817     100,000    6,564      6,564     100,000
  14       20,579       4,922      4,922     100,000    6,848      6,848     100,000
  15       22,657       4,964      4,964     100,000    7,086      7,086     100,000
  16       24,840       4,956      4,956     100,000    7,419      7,419     100,000
  17       27,132       4,871      4,871     100,000    7,718      7,718     100,000
  18       29,539       4,706      4,706     100,000    7,984      7,984     100,000
  19       32,066       4,454      4,454     100,000    8,217      8,217     100,000
  20       34,719       4,103      4,103     100,000    8,414      8,414     100,000
  25       50,113         344        344     100,000    8,787      8,787     100,000
  30       69,761           0          0           0    7,568      7,568     100,000

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

     IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS OR SUBACCOUNTS AND THE DIFFERENT RATES OF RETURN OF THE SEPARATE ACCOUNTS OR SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

    PROVIDENT MUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION B      ANNUAL PREMIUM       $1,000

     ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0% (NET RATE OF   %)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         356          0     100,356      620          0     100,620
   2        2,153         896          0     100,896    1,271         81     101,271
   3        3,310       1,409         44     101,409    1,894        529     101,894
   4        4,526       1,892        527     101,892    2,486      1,121     102,486
   5        5,802       2,346        981     102,346    3,047      1,682     103,047
   6        7,142       2,768      1,403     102,768    3,572      2,207     103,572
   7        8,549       3,155      1,985     103,155    4,070      2,900     104,070
   8       10,027       3,507      2,532     103,507    4,538      3,563     104,538
   9       11,578       3,822      3,042     103,822    4,976      4,196     104,976
  10       13,207       4,097      3,512     104,097    5,381      4,796     105,381
  11       14,917       4,331      3,941     104,331    5,754      5,364     105,754
  12       16,713       4,517      4,322     104,517    6,090      5,895     106,090
  13       18,599       4,649      4,649     104,649    6,384      6,384     106,384
  14       20,579       4,723      4,723     104,723    6,634      6,634     106,634
  15       22,657       4,730      4,730     104,730    6,835      6,835     106,835
  16       24,840       4,683      4,683     104,683    7,133      7,133     107,133
  17       27,132       4,556      4,556     104,556    7,394      7,394     107,394
  18       29,539       4,345      4,345     104,345    7,618      7,618     107,618
  19       32,066       4,045      4,045     104,045    7,805      7,805     107,805
  20       34,719       3,645      3,645     103,645    7,953      7,953     107,953
  25       50,113           0          0           0    8,015      8,015     108,015
  30       69,761           0          0           0    6,366      6,366     106,366

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

    PROVIDENT MUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION A      ANNUAL PREMIUM       $1,000

     ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6% (NET RATE OF   %)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         395          0     100,000      668          0     100,000
   2        2,153       1,004          0     100,000    1,408        218     100,000
   3        3,310       1,622        257     100,000    2,165        800     100,000
   4        4,526       2,247        882     100,000    2,934      1,569     100,000
   5        5,802       2,879      1,514     100,000    3,717      2,352     100,000
   6        7,142       3,514      2,149     100,000    4,510      3,145     100,000
   7        8,549       4,151      2,981     100,000    5,321      4,151     100,000
   8       10,027       4,790      3,815     100,000    6,148      5,173     100,000
   9       11,578       5,427      4,647     100,000    6,992      6,212     100,000
  10       13,207       6,060      5,475     100,000    7,851      7,266     100,000
  11       14,917       6,688      6,298     100,000    8,726      8,336     100,000
  12       16,713       7,302      7,107     100,000    9,613      9,418     100,000
  13       18,599       7,898      7,898     100,000   10,509     10,509     100,000
  14       20,579       8,469      8,469     100,000   11,413     11,413     100,000
  15       22,657       9,006      9,006     100,000   12,319     12,319     100,000
  16       24,840       9,538      9,538     100,000   13,385     13,385     100,000
  17       27,132      10,023     10,023     100,000   14,476     14,476     100,000
  18       29,539      10,456     10,456     100,000   15,596     15,596     100,000
  19       32,066      10,828     10,828     100,000   16,745     16,745     100,000
  20       34,719      11,125     11,125     100,000   17,924     17,924     100,000
  25       50,113      10,859     10,859     100,000   24,267     24,267     100,000
  30       69,761       5,008      5,008     100,000   31,133     31,133     100,000

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

    PROVIDENT MUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION B      ANNUAL PREMIUM       $1,000

     ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6% (NET RATE OF   %)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         394          0     100,394      666          0     100,666
   2        2,153       1,000          0     101,000    1,404        214     101,404
   3        3,310       1,613        248     101,613    2,155        790     102,155
   4        4,526       2,230        865     102,230    2,916      1,551     102,916
   5        5,802       2,851      1,486     102,851    3,688      2,323     103,688
   6        7,142       3,473      2,108     103,473    4,466      3,101     104,466
   7        8,549       4,093      2,923     104,093    5,258      4,088     105,258
   8       10,027       4,709      3,734     104,709    6,061      5,086     106,061
   9       11,578       5,319      4,539     105,319    6,876      6,096     106,876
  10       13,207       5,919      5,334     105,919    7,699      7,114     107,699
  11       14,917       6,506      6,116     106,506    8,531      8,141     108,531
  12       16,713       7,072      6,877     107,072    9,367      9,172     109,367
  13       18,599       7,610      7,610     107,610   10,201     10,201     110,201
  14       20,579       8,112      8,112     108,112   11,031     11,031     111,031
  15       22,657       8,568      8,568     108,568   11,850     11,850     111,850
  16       24,840       9,001      9,001     109,001   12,828     12,828     112,828
  17       27,132       9,371      9,371     109,371   13,817     13,817     113,817
  18       29,539       9,670      9,670     109,670   14,817     14,817     114,817
  19       32,066       9,888      9,888     109,888   15,830     15,830     115,830
  20       34,719      10,007     10,007     110,007   16,852     16,852     116,852
  25       50,113       8,440      8,440     108,440   22,004     22,004     122,004
  30       69,761         681        681     100,681   26,536     26,536     126,536

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

    PROVIDENT MUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION A      ANNUAL PREMIUM       $1,000

    ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12% (NET RATE OF   %)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         433          0     100,000       714          0    100,000
   2        2,153       1,113          0     100,000     1,547        357    100,000
   3        3,310       1,845        481     100,000     2,449      1,084    100,000
   4        4,526       2,632      1,267     100,000     3,423      2,058    100,000
   5        5,802       3,478      2,113     100,000     4,477      3,112    100,000
   6        7,142       4,388      3,023     100,000     5,616      4,251    100,000
   7        8,549       5,365      4,195     100,000     6,855      5,685    100,000
   8       10,027       6,416      5,441     100,000     8,204      7,229    100,000
   9       11,578       7,547      6,767     100,000     9,674      8,894    100,000
  10       13,207       8,763      8,178     100,000    11,276     10,691    100,000
  11       14,917      10,072      9,682     100,000    13,024     12,634    100,000
  12       16,713      11,479     11,284     100,000    14,930     14,735    100,000
  13       18,599      12,989     12,989     100,000    17,008     17,008    100,000
  14       20,579      14,608     14,608     100,000    19,275     19,275    100,000
  15       22,657      16,344     16,344     100,000    21,748     21,748    100,000
  16       24,840      18,271     18,271     100,000    24,640     24,640    100,000
  17       27,132      20,347     20,347     100,000    27,827     27,827    100,000
  18       29,539      22,588     22,588     100,000    31,347     31,347    100,000
  19       32,066      25,013     25,013     100,000    35,238     35,238    100,000
  20       34,719      27,638     27,638     100,000    39,543     39,543    100,000
  25       50,113      44,584     44,584     100,000    69,224     69,224    100,000
  30       69,761      71,720     71,720     100,000   119,317    119,317    138,408

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

    PROVIDENT MUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION B      ANNUAL PREMIUM       $1,000

    ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12% (NET RATE OF   %)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         431          0     100,431       713          0    100,713
   2        2,153       1,108          0     101,108     1,542        352    101,542
   3        3,310       1,834        469     101,834     2,438      1,073    102,438
   4        4,526       2,612      1,247     102,612     3,402      2,037    103,402
   5        5,802       3,445      2,080     103,445     4,441      3,076    104,441
   6        7,142       4,335      2,970     104,335     5,560      4,195    105,560
   7        8,549       5,287      4,117     105,287     6,772      5,602    106,772
   8       10,027       6,304      5,329     106,304     8,084      7,109    108,084
   9       11,578       7,391      6,611     107,391     9,507      8,727    109,507
  10       13,207       8,550      7,965     108,550    11,047     10,462    111,047
  11       14,917       9,787      9,397     109,787    12,718     12,328    112,718
  12       16,713      11,102     10,907     111,102    14,526     14,331    114,526
  13       18,599      12,495     12,495     112,495    16,481     16,481    116,481
  14       20,579      13,969     13,969     113,969    18,594     18,594    118,594
  15       22,657      15,521     15,521     115,521    20,874     20,874    120,874
  16       24,840      17,216     17,216     117,216    23,552     23,552    123,552
  17       27,132      19,002     19,002     119,002    26,478     26,478    126,478
  18       29,539      20,885     20,885     120,885    29,680     29,680    129,680
  19       32,066      22,865     22,865     122,865    33,185     33,185    133,185
  20       34,719      24,943     24,943     124,943    37,024     37,024    137,024
  25       50,113      36,579     36,579     136,579    62,466     62,466    162,466
  30       69,761      49,052     49,052     149,052   102,393    102,393    202,393

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

                                   APPENDIX B

                            LONG TERM MARKET TRENDS

     The information below is a record of the compound annual returns of common stocks, high-grade corporate bonds and 30-day U.S. Treasury bills over 20 year holding periods.* The compound annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and is not intended as a projection of future performance. Charges associated with a variable life policy are not reflected.

     The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high-grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. To the extent that cash value is allocated to separate accounts which invest in common stocks, these trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

     The following chart illustrates the compound annual returns of the S&P 500 Composite Stock Price Index for each of the 20-year periods shown. These returns are compared to the compound annual returns of high-grade corporate bonds and U.S. Treasury bills for the same periods. (The 20-year periods selected for the chart begin in 1938 and have ending periods at five year intervals.)

Compound Annual Returns Graph
---------------
* Sources: Common stock returns-Standard & Poor's 500 Composite Stock Price Index. Corporate bond returns -- Salomon Brothers Long Term High Grade Corporate Bond Index, and U.S. Treasury Bill returns -- C.R.S.P. U.S. Government Bond File through 1976 and The Wall Street Journal thereafter. All data from: (C)Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills and Inflation (SBBI),

  1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.

     Over the 53 20-year time periods beginning in 1926 and ending in 1997 (i.e. 1926-1945, 1927-1946, and so on through 1978-1997):

     -- The compound annual return of common stocks was superior to that of high-grade, long-term corporate bonds in 50 of the 53 periods.

     -- The compound annual return of common stocks surpassed that of U.S.
        Treasury bills in each of the 53 periods.

     -- Common stock compound annual returns exceeded the average annual rate of inflation in each of the 53 periods.

     Over the 43 30-year time periods beginning in 1926 and ending in 1997, the compound annual return of common stocks was superior to that of high-grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 43 periods.

     From 1926 through 1997 the compound annual return for common stocks was 11.0%, compared to 5.7% for high-grade, long-term corporate bonds, 5.2% for Long-Term Government Bonds, 3.8% for U.S. Treasury bills and 3.1% for the Consumer Price Index.
                            ------------------------

       SUMMARY TABLE: HISTORIC S&P 500 COMPOSITE STOCK INDEX RESULTS FOR
                            SPECIFIC HOLDING PERIODS

     The following chart categorizes the historical results of the Standard & Poor's 500 Composite Stock Index, with dividends reinvested, over one-year, five-year, ten-year and twenty-year periods beginning in 1926 and ending in 1997.

     The chart shows that historically, the longer that a portfolio matching the S&P 500 Composite Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.

     THE CHART IS NOT A PROJECTION OR REPRESENTATION OF FUTURE STOCK MARKET RESULTS. IT CANNOT BE TAKEN AS REPRESENTATIVE OF THE PERFORMANCE OF ANY ONE SEPARATE ACCOUNT. Rather it shows the historic performance of a broad index of stocks over arbitrarily selected time periods.

               PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:

                                                                                                      GREATER
                                                                                                       THAN
           HOLDING              NEGATIVE    0.5.00%    5.01-10.00%    10.01-15.00%    15.01-20.00%    20.00%
            PERIOD               RETURN     RETURN       RETURN          RETURN          RETURN       RETURN
            ------              --------    -------    -----------    ------------    ------------    ------
 1 year                           27.8%       4.2%        11.1%            6.9%           11.1%        38.9%
 5 years                          10.3%      14.7%        14.7%           32.4%           17.6%        10.3%
10 years                           3.2%      11.1%        34.9%           22.2%           27.0%         1.6%
20 years                           0.0%       5.8%        32.1%           54.7%            7.5%         0.0%

---------------
Source: All basic data from: (C)Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills and Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.

                     TREASURY BILLS ADJUSTED FOR INFLATION

     The data below show the annual rate of return over 20-year holding periods of U.S. Treasury Bills after adjusting for inflation as measured by the Urban Consumer Price Index. This annual rate, as adjusted, is also called the real interest rate and is represented as the real interest rate in the chart below. U.S. Treasury Bills are considered to be one of the safest kinds of investments, as they are backed by the U.S. government. However, the highest inflation-adjusted return of U.S. Treasury Bills over the historic 20-year periods presented below has been modest.


Treasury Bills Adjusted for Inflation graph


Selected 20-year periods ending on year shown above.
---------------
Source: All basic data from: (C)Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills and Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.

                          ---------------------------

                 THE "DOLLAR COST AVERAGING" INVESTMENT METHOD

     As the Compound Annual Returns graph indicates, the investment performance of many common stocks has generally been positive over certain relatively long periods. Common stocks have, however, also been subject to market declines, often dramatic ones, and general volatility of prices over shorter time periods. The price fluctuations of common stocks has historically been greater than that of high-grade debt securities.

     The relative volatility of common stock prices as compared with prices of high-grade debt instruments offers both advantages and disadvantages to investors. Unfortunately, many investors who otherwise might be interested in common stocks see only the disadvantages and not the advantages of stock price fluctuation. The primary disadvantage, of course, is that price declines can be prolonged and substantial, and when this occurs, investors cannot liquidate their investments without realizing losses. Price declines, however, also offer investors important opportunities.

     Opportunity arises from the fact that investors can purchase more common stock for the same amount of money than they would before prices declined. Investors may take advantage of this if they remain willing to continue investing in both rising and falling markets. The dollar cost averaging method of investing demonstrates this.

     In this method of investing:

     - Relatively constant dollar amounts are invested at regular intervals (monthly, quarterly, or annually).

     - Stock market fluctuations, especially the savings on purchases from price declines, are exploited for the investor's benefit.

                        HOW DOLLAR COST AVERAGING WORKS

 INVESTMENTS AT     COMMON STOCK    SHARES
REGULAR INTERVALS   MARKET PRICE   PURCHASED
-----------------   ------------   ---------
      $150              $20              7.5
       150               15             10.0
       150               10             15.0
       150                5             30.0
       150               10             15.0
       150               15             10.0
      ----                         ---------
      $900                              87.5

Total Value of 87.5 shares @ 15/share                $1,312.50
Less Investment made                                   (900.00)
                                                     ---------
Gain/Profit                                          $  412.50

     Though the market price has not returned to the initial high of $20 per share, dollar cost averaging has permitted the investor to purchase more shares at a savings and thus realize a significant gain. Obviously, the dollar cost averaging method only works if the investor continues to invest relatively constant amounts over a long period of time.

     This plan of investing does not assure a profit or protect against a loss in declining markets; it does allow investors to take advantage of market fluctuations. Since the success of this strategy is dependent on systematic investing, purchasers should consider their ability to sustain their payments through all periods of marketing fluctuations.

     How does the dollar cost averaging method relate to a variable life insurance policy? A policyowner may invest his or her net premiums in a separate account, and, although a Policy's value in the separate accounts is affected by several factors other than investment experience (e.g., cash value charges and charges against the separate account), the dollar cost averaging method can be generally applied to the Policy to the extent that the policyowner pays premiums on a regular basis and he or she allocates net premiums to separate accounts which invest in common stocks in relatively constant amounts.

                                   APPENDIX C

                               PLAN OF CONVERSION

     As of February 12, 1999 ("the Effective Date"), a Plan of Conversion (the "Plan") became effective pursuant to which Provident Mutual Life Insurance Company, a Pennsylvania mutual life insurance corporation ("Provident Mutual"), reorganized and continued its corporate existence (the "Conversion") as Provfirst America Life Insurance Company, a Pennsylvania stock life insurance corporation ("Provfirst Life"). The Plan, as amended, was adopted by Provident Mutual's board of directors on October 13, 1998. The Plan was approved by the Pennsylvania Deputy Insurance Commissioner by a Decision and Order dated November 6, 1998 ("Order"). The Provident Mutual policyholders entitled to vote on the Plan duly adopted the Plan at a special meeting held on February 9, 1999.

     Provfirst Life is currently conducting business in all jurisdictions under the name "Provfirst Life America Insurance Company," except in those jurisdictions in which regulators have not yet approved use of this name. In those jurisdictions, Provfirst Life will continue to do business using the name "Provident Mutual Life Insurance Company" until it receives approval to use the new name.

     Pursuant to the Plan, Provident Mutual also formed Provident Mutual Holding Company, a Pennsylvania nonstock corporation, and Provfirst America Corporation, a Pennsylvania business corporation. All the shares of voting stock of Provfirst Life were issued to the Provfirst America Corporation, and all the shares of voting stock of Provfirst America Corporation were issued to Provident Mutual Holding Company, except for approximately 1% of the shares of voting stock of Provfirst America Corporation, which were issued to an employee stock ownership plan formed by Provfirst Life. Pursuant to the Order and as set forth in the Plan, Provident Mutual Holding Company will at all times, directly or indirectly, control Provfirst Life through the ownership of at least a majority of the voting authority of Provfirst America Corporation, which will hold, directly or indirectly, all the outstanding voting stock of Provfirst Life. The directors and executive officers of Provfirst Life serving immediately prior to the Effective Date remained as the directors and executive officers of each of Provident Mutual Holding Company, Provfirst America Corporation and ProvfirstLife after the Effective Date.

     The terms and provisions of the life insurance policies and annuity contracts of Provident Mutual, including the Policies, that were in force on the Effective Date were not changed by the Conversion and continued, after the Effective Date, as policies or contracts of Provfirst Life. Likewise, each separate account of Provident Mutual continues, after the Effective Date, as a separate account of Provfirst Life. The Conversion did not in any way change the operations of any separate account supporting a Policy and did not result in any material disruption of the services provided to Owners. The names of the separate accounts are being changed by replacing the words "Provident Mutual" with "Provfirst Life" in each name. Use of new separate account names in each jurisdiction will generally begin concurrently with the use of Provfirst Life's new name. Nevertheless, some jurisdictions require separate approval of the new separate account names, and in those jurisdictions, Provfirst Life will not use the new names until it receives such approval.

     The Conversion did not result in any material changes in existing offices, management, or distribution systems, except for changes occurring in the ordinary course of business. Provfirst Life's business is now conducted in the form of a stock insurance corporation rather than a mutual insurance corporation. The Conversion does not, in any way, increase premium payments or reduce policy benefits, values, guarantees or other policy obligations to policyholders.

     Prior to the Conversion, Provident Mutual policyholders had (1) contract rights under their insurance policies and annuity contracts, and (2) certain membership rights in Provident Mutual. The principal contract right of policyholders was the right to receive the type and amount of benefits then specified in their policies or contracts in accordance with their terms and conditions, including the right to receive policy dividends when, if, and as declared by the board of directors of Provident Mutual in accordance with the terms and conditions of such policies. The membership rights of policyholders included the right to vote at annual or special meetings of Provident Mutual, and certain rights as provided by law in any remaining surplus of Provident Mutual in the event of the insolvency, winding-up or liquidation of Provident Mutual, after the discharge of all other liabilities.

     On and after the Effective Date, the contract rights and the membership rights of policyholders of Provident Mutual policies were separated. The contract rights remained with Provfirst Life and the membership rights in Provident Mutual were extinguished. Each policyholder then received membership rights in Provident Mutual Holding Company. Each future policyholder of Provfirst Life will become a member of Provident Mutual Holding Company, and each member will remain a member of Provident Mutual Holding Company as long as the policy or policies conferring such membership remain in force.

                                    PART II
                               OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Article VIII of PALIC's By-Laws provides, in part:

          To the fullest extent permitted by law, the Company shall indemnify any present, former or future Director, officer, or employee of the Company or any person who may serve or has served at its request as officer or Director of another corporation of which the Company is a creditor or stockholder, against the reasonable expenses, including attorney's fees, necessarily incurred in connection with the defense of any action, suit or other proceeding to which any of them is made a party because of service as Director, officer or employee of the Company or such other corporation, or in connection with any appeal therein, and against any amounts paid by such Director, officer or employee in settlement of, or in satisfaction of a judgement or fine in, any such action or proceeding, except expenses incurred in defense of or amounts paid in connection with any action, suit or other proceeding in which such Director, officer or employee shall be adjudged to be liable for negligence or misconduct in the performance of his duty.

     Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that any claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         REASONABLENESS REPRESENTATION

     Provfirst America Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Provfirst America Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

        The facing sheet.

        The Prospectus consisting of      pages.

        The undertaking to file report.

        Rule 484 undertaking.

        Reasonableness Representation.

     The following exhibits:

1.A.1.a.      Resolution adopted by the Board of Directors of Provident
              Mutual Life Insurance Company authorizing establishment of the Provident Mutual Variable Growth Separate Account,
              Provident Mutual Variable Money Market Separate Account,
              Provident Mutual Variable Bond Separate Account, Provident
              Mutual Variable Managed Separate Account, and Provident
              Mutual Variable Zero Coupon Bond Separate Account(1)
1.A.1.b.      Resolution of the Board of Directors of Provident Mutual
              Life Insurance Company establishing the Provident Mutual
              Variable Aggressive Growth Separate Account(1)
1.A.1.c.      Resolution of the Board of Directors of Provident Mutual
              Life Insurance Company establishing the Provident Mutual
              Variable International Separate Account(1)
1.A.1.d.      Resolution of the Board of Directors of Provident Mutual
              Life Insurance Company establishing the Provident Mutual
              Variable Separate Account(1)
1.A.1.e.      Resolution of the Board of Directors of Provident Mutual
              Life Insurance Company Approving Creation of additional
              Subaccounts of Provident Mutual Variable Separate Account(1)
1.A.1.f.      Resolution of the Board of Directors of Provident Mutual
              Life Insurance Company Approving Creation of additional
              Subaccounts of Provident Mutual Variable Separate Account(1)
1.A.2.        None
1.A.3.a.i.    Form of Underwriting Agreement among Provident Mutual Life
              Insurance Company, PML Securities, Inc. and Provident Mutual
              Variable Separate Account(1)
1.A.3.b.i.    Personal Producing General Agent's Agreement and
              Supplement(2)
1.A.3.b.ii.   Personal Producing Agent's Agreement and Supplement(2)
1.A.3.b.iii.  Producing General Agent's Agreement and Supplement(2)
1.A.3.c.i.    Personal Producing General Agent's Commission Schedule (to
              be filed by amendment)
1.A.3.c.ii.   Personal Producing Agent's Commission Schedule (to be filed by amendment)
1.A.3.c.iii.  Producing General Agent's Commission Schedule (to be filed by amendment)
1.A.3.c.iv.   Form of Selling Agreement between PML Securities, Inc. and
              Broker/Dealers
1.A.4.        Inapplicable(2)
1.A.5.        Individual Flexible Premium Adjustable Variable Life
              Insurance Policy (Form VL101)
1.A.5.b.      Convertible Term Life Rider (Form C308)(2)
1.A.5.i.      Not Applicable
1.A.5.j.      Guaranteed Minimum Death Benefit Rider (Form   ) (to be
              filed by amendment)
1.A.5.a.      Children's Term Rider (Form C306)(2)
1.A.5.c.      Extension of Final Policy Date Rider (Form C822)(2)
1.A.5.d.      Qualify as Section 403(b) Rider (C827)(2)
1.A.5.h.      Accelerated Death Benefit Rider (C/D904)(1)

1.A.5.e.      Change of Insured Rider (Form C901)(2)
1.A.5.f.      Disability Waiver Benefit Rider (Form C902) (to be filed by amendment)
1.A.5.g.      Disability Waiver of Premium Benefit Rider (Form C903)(2)
1.A.6.a.      Charter of Provident Mutual Life Insurance Company(1)
1.A.6.b.      By-Laws of Provident Mutual Life Insurance Company(1)
1.A.7.        Inapplicable
1.A.8.        Inapplicable
1.A.9.        Inapplicable
1.A.10.       Form of Application (1)
1.A.10.a.     Supplemental Application for Flexible Premium (to be filed by amendment)
1.A.10.b.     Initial Allocation Selection (1)
2.            See Exhibits 1.A.
3.            Opinion and consent of James G. Potter, Jr., Esquire (to be filed by amendment)
4.            Inapplicable
5.            Inapplicable
6.            Consent of Scott V. Carney, FSA, MAAA (to be filed by
              amendment)
7.A.          Consent of Sutherland Asbill & Brennan LLP (to be filed by amendment)
7.B.          Consent of PriceWaterhouseCoopers (to be filed by amendment)
8.            Description of Provident Mutual Life Insurance Company's
              Issuance, Transfer and Redemption Procedures for Policies(1)
9.            Powers of Attorney(1)
10.A.         Participation Agreement among Market Street Fund, Inc.,
              Provident Mutual Life Insurance Company and PML Securities,
              Inc.(1)
10.B.         Participation Agreement among Variable Insurance Products
              Fund, Fidelity Corporation and Provident Mutual Life
              Insurance Company(1)
10.C.         Participation Agreement among Variable Insurance Products
              Fund II, Fidelity Corporation and Provident Mutual Life
              Insurance Company(1)
10.D.         Participation Agreement among Neuberger & Berman Advisers
              Managers Trust and Provident Mutual Life Insurance
              Company(1)
10.E.         Participation Agreement between Van Eck Investment Trust and
              Provident Mutual Life Insurance Company(3)
10.F.         Participation Agreement among The Alger American Fund,
              Provident Mutual Life Insurance Company and Fred Alger and
              Company Incorporated(1)
27.           Inapplicable

---------------
(1) Incorporated herein by reference to corresponding exhibits to post-effective amendment number 18 to the Form S-6 registration statement (File No. 33-2625) for Provident Mutual Variable Growth Separate Account, et al., filed on May 1, 1998.

(2) Incorporated herein by reference to corresponding exhibits to post-effective amendment number 11 to the Form S-6 registration statement (File No. 33-42133) for Provident Mutual Variable Growth Separate Account, et al. filed on May 1, 1998.

(3) Incorporated herein by reference to exhibit 8(f) to post-effective amendment number 5 to the Form N-4 registration statement (File No. 33-65512) for Providentmutual Variable Annuity Separate Account filed on May 1, 1998.

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Provident Mutual Growth Variable Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Managed Separate Account, Provident Mutual Variable Zero Coupon Bond Separate Account, Provident Mutual Variable Aggressive Growth Separate Account, Provident Mutual Variable International Separate Account and Provident Mutual Variable Separate Account have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in Chester County, State of Pennsylvania on this fourth day of February, 1999.

                                             PROVIDENT MUTUAL VARIABLE
                                             GROWTH SEPARATE ACCOUNT
                                             PROVIDENT MUTUAL VARIABLE
                                             MONEY MARKET SEPARATE ACCOUNT
                                             PROVIDENT MUTUAL VARIABLE BOND
                                             SEPARATE ACCOUNT
                                             PROVIDENT MUTUAL VARIABLE
                                             MANAGED SEPARATE ACCOUNT
                                             PROVIDENT MUTUAL VARIABLE ZERO
                                             COUPON BOND SEPARATE ACCOUNT
                                             PROVIDENT MUTUAL VARIABLE
                                             AGGRESSIVE GROWTH SEPARATE
                                             ACCOUNT
                                             PROVIDENT MUTUAL VARIABLE
                                             INTERNATIONAL SEPARATE
                                             ACCOUNT
                                             PROVIDENT MUTUAL VARIABLE
                                             SEPARATE ACCOUNT (Registrant)

                                             By: PROVIDENT MUTUAL LIFE
                                                 INSURANCE COMPANY (Depositor)


Attest: /s/ JAMES G. POTTER, JR.             By: /s/ ROBERT W. KLOSS
-----------------------------------------       ------------------------------------------
                                                              Robert W. Kloss
                                                  President and Chief Executive Officer

                                             PROVIDENT MUTUAL LIFE
                                             INSURANCE COMPANY (Depositor)

Attest: /s/ JAMES G. POTTER, JR.             By: /s/ ROBERT W. KLOSS
-----------------------------------------       ------------------------------------------
                                                             Robert W. Kloss
                                                  President and Chief Executive Officer

     As required by the securities act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURES                                              TITLE
                    ----------                                              -----
                /s/ ROBERT W. KLOSS                    President, Chief Executive Officer and Director
---------------------------------------------------      (Principal Executive Officer)
                  Robert W. Kloss

                /s/ EDWARD R. BOOK                     Director
---------------------------------------------------
                  Edward R. Book

                    SIGNATURES                                              TITLE
                    ----------                                              -----
               /s/ DOROTHY M. BROWN                    Director
---------------------------------------------------
                 Dorothy M. Brown

               /s/ ROBERT J. CASALE                    Director
---------------------------------------------------
                 Robert J. Casale

             /s/ NICHOLAS DEBENEDICTUS                 Director
---------------------------------------------------
               Nicholas DeBenedictus

              /s/ PHILIP C. HERR, II                   Director
---------------------------------------------------
                Philip C. Herr, II

               /s/ J. RICHARD JONES                    Director
---------------------------------------------------
                 J. Richard Jones

                /s/ JOHN P. NEAFSEY                    Director
---------------------------------------------------
                  John P. Neafsey

                /s/ CHARLES L. ORR                     Director
---------------------------------------------------
                  Charles L. Orr

                /s/ DONALD A. SCOTT                    Director
---------------------------------------------------
                  Donald A. Scott

              /s/ JOHN J. F. SHERRERD                  Director
---------------------------------------------------
                John J. F. Sherrerd

              /s/ HAROLD A. SORGENTI                   Director
---------------------------------------------------
                Harold A. Sorgenti

                /s/ ALAN F. HINKLE                     Director
---------------------------------------------------
                  Alan F. Hinkle

               /s/ MARY LYNN FINELLI                   Director
---------------------------------------------------
                 Mary Lynn Finelli

               /s/ LINDA M. SPRINGER                   Financial Reporting Officer (Principal
---------------------------------------------------      Financial and Accounting Officer)
                 Linda M. Springer

           *By: /s/ JAMES G. POTTER, JR.
   ---------------------------------------------
               James G. Potter, Jr.
                 Attorney-In-Fact
           Pursuant To Power Of Attorney

                                 EXHIBIT INDEX

1.A.5.   Flexible Premium Adjustable Variable Life Insurance Policy
         (Form VL101)